Exhibit 99.2



GROUP IMPACT SUPPLEMENT 2023

for the year ended 31 December 2023



Better lives
Fair market access
Membership
Assured product
Upliftment
ORGANISED LABOUR
EMPLOYEES
SUPPLIERS
Total returns
COMMUNITIES
CUSTOMERS
Socio economic stability
SHAREHOLDERS
COMPANY
Clean water/ air/land
ENVIRONMENT
GOVERNMENT
Economic value
iCARES
shared value
Safety, Health and Wellness
Costs
Quality
Volume
INNOVATION
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

OUR 2023 REPORTS

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

The Group is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. ***For more information, see www.sibanyestillwater.com.***



INTEGRATED REPORT | NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS | GROUP ANNUAL FINANCIAL REPORT | COMPANY FINANCIAL STATEMENTS | MINERAL RESOURCES AND MINERAL RESERVES REPORT

This report encompasses data pertaining to the financial year ended on 31 December 2023. As necessary or where pertinent, certain information has been incorporated subsequent to the year-end. Selected comparative data is provided between the periods from 2013 to 2023.

SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE

- Group Impact supplement 2023
- Progressing the UN's SDGs
- Environmental incidents in 2023
- Biodiversity management
- Social and labour plans (SLPs): Summary of projects
- Climate change supplement
- Sustainability content index
- Tailings management
- Care for iMali: Taking care of personal finance
- Combating illegal mining
- Sibanye-Stillwater's ICMM self-assessment for 2023
- The Good Neighbor Agreement
- Definitions for sustainability/ESG indicators
- Application of King IV Principles in 2023
- ESG scorecard for the long term incentive (LTI) awards

About our cover designs:

Our strategic differentiator *Inclusive, diverse and bionic*, is depicted in the cover as a fingerprint, with small markings that signify computer code. As technology becomes ever more capable and powerful, the fear exists of the possible loss of human individuality, the loss of our independent spirit. The design reminds us what this strategic differentiator points to, the potential for humanity to be enhanced through using technology ("bionic"), and the potential for uniqueness and diverse individual identity to find its expression in service to our vision and purpose. We value the contributions of our employees (each having left their unique "fingerprint" on our business) and we honour their commitment to our values, which ripples out, amplifying the Group's capacity to innovate and evolve.

All of our 2023 reports, together with supporting documents, are available on our website: *www.sibanyestillwater.com/news-investors/reports/annual*

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 1

CONTENTS

Our geographic portfolio	4
Our products and markets	5
Chief Sustainability Officer's message	6
Celebrating shared value	7
Sustainable development goals 2023 Case studies from the Southern African (SA) region	10
Summary of Impact in 2023	15
Impact by operation 2023	28
SA gold operations	29
SA PGM operations	43
Labour sending areas	57
United States (US) region	59
European (EU) region	64
Australian (AUS) region	69
Governance of our Impact	73

ABOUT THIS REPORT

This report aims to demonstrate our contribution in the regions in which we operate by presenting our economic, social and environmental impact on stakeholders. Through this report, we aim to promote an understanding of the Group's long-term socioeconomic and environmental impact.

This report contains information for the financial year ended 31 December 2023. Where relevant or otherwise required, additional information is included up to 26 April 2024. Selected comparative data is provided for period between 2013 and 2023. Additionally, more detailed information can be found in our Integrated report, which is available on our website.

See *www.sibanyestillwater.com/news-investors/reports/annual*

Methodologies applied:

- Employee tax for SA region includes, personal income tax, skills development levy, and a contribution to the unemployment insurance fund
- Employee tax for the US region includes FICA, Medicare, FUTA, State Unemployment
- Employee tax for the AUS region includes personal income tax, inclusive of various government related levies
- Employee tax for the EU region includes pension insurance, health insurance, accident insurance, unemployment insurance and group life insurance
- Direct jobs created in SA region is calculated using a five-year average of employees with the labour multiplier of 3 and indirect jobs is calculated using a five-year average of contractors employed with the labour multiplier of 3
- The economic benefit for supplier development spend for SA region is calculated using a five-year average of supplier development spend with the economic multiplier of 2 (Mineral Council recommended multiplier as developed by www.easydata.co.za)



SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 2

OUR PURPOSE	**TO SAFEGUARD GLOBAL SUSTAINABILITY THROUGH OUR METALS** This purpose statement reflects our aspiration to make a positive social and environmental impact through the commodities we mine and produce (green metals) and how we do so (*ESG embedded as the way we do business*), not least through our role in contributing to decarbonising the global economy.
OUR VISION	**TO BE A LEADER IN SUPERIOR SHARED VALUE FOR ALL STAKEHOLDERS** This vision statement speaks to our conviction that responsibly-derived minerals (mining that minimises harm to people and the planet) are the source of significant economic, social and environmental benefit to society, both globally and locally.
OUR STRATEGY	Our strategy speaks to our ambition to secure for the Group a position in the global resources sector as a progressive, forward-thinking provider of green metals and energy solutions. Our strategy has a three-dimensional approach, in which our priorities are layered in terms of: strategic foundation; strategic essentials; strategic differentiators. We unpack our strategy in the *Integrated report 2023*, see *page 48*.



Better lives
Fair market access
Membership
Assured product
Upliftment
ORGANISED LABOUR
EMPLOYEES
SUPPLIERS
Total returns
COMMUNITIES
CUSTOMERS
Socio economic stability
SHAREHOLDERS
COMPANY
Clean water/ air/land
ENVIRONMENT
GOVERNMENT
Economic value
iCARES
shared value
Safety, Health and Wellness
Costs
Quality
Volume

WE REPRESENT OUR BUSINESS ETHOS THROUGH THE INDIGENOUS SOUTH AFRICAN UMDONI TREE

- Our values are the fundamental roots of our organisation, which provide a solid basis for the way we do business
- The trunk of the tree (our people) represents the material strength of the company
- The leaves on the branches represent all our stakeholders
- The tree's seeds and fruits signify the varying benefits and value that our success will bring to those stakeholders

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 3

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

OUR GEOGRAPHICAL PORTFOLIO

A UNIQUE GLOBAL PORTFOLIO OF GEOGRAPHICALLY DIVERSIFIED ASSETS UNDERPINNED BY GREEN METALS

LISTINGS

JSE Limited share ticker: SSW
NYSE ADR ticker: SBSW

MARKET CAP

R61.4 billion/US$3.3 billion
Rounded as per close on 31 March 2023



CANADA
EAST BOULDER
COLUMBUS MET
STILLWATER
MARATHON
RHYOLITE-RIDGE
RELDAN³
UNITED STATES OF AMERICA
RELDAN³
MEXICO
FINLAND
KELIBER
SANDOUVILLE
VERKOR¹
FRANCE
INDIA
RELDAN³
ZIMBABWE
SOUTH AFRICA
ALTAR*
ARGENTINA
CENTURY
AUSTRALIA
MT LYELL²
TASMANIA
NAMIBIA
BOTSWANA
ZIMBABWE
MIMOSA*
AKANANI
LIMPOPO
MARIKANA
RUSTENBURG
KROONDAL
COOKE
DRDGOLD (ERGO)*
KLOOF
DRIEFONTEIN
BURNSTONE
DRDGOLD (FWGR)*
BEISA
BEATRIX
SOFS
SOUTH AFRICA
US PGMs
SA PGMs
SA Gold
Battery Metals
Circular Economy

* Non-managed

PGM = platinum group metals, Au = gold, Cu = copper, LCE = lithium carbonate equivalent, Zn = Zinc, U_3O_8 = uranium

Mineral Resources are inclusive of Mineral Reserves

1. Verkor is a planned French gigafactory in which Sibanye-Stillwater participates through a convertible bond and equity. Verkor's headquarter is located in Grenoble, but planned plant is to be located in Dunkirk (just north of Sandouville)
2. Mt Lyell is a copper asset in Tasmania which is currently on care and maintenance. A feasibility study, which considers the re-establishment of the operation, is underway
3. Acquisition effective March 2024

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 4

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

OUR PRODUCTS AND MARKETS 2023

This report primarily focuses on the impact resulting from our business activities and the products we currently produce – namely gold, platinum group metals (PGMs), and battery metals – which generate a variety of impacts, depending on the markets in which they are sold, and their use and application.

68% GREEN REVENUE FACTOR

The FTSE Russell green revenue factor; defined by FTSE Russell as the percentage of revenue that is derived from products that have a positive environmental utility which help prevent, restore and/or adapt to issues deriving from climate change, natural resource limitations and environmental degradation.

SA gold operations
Primary product is gold

SA PGM operations
Primary metals produced are platinum, palladium, rhodium and gold (4E) Secondary PGMs – iridium, ruthenium – as well as chrome, copper and nickel produced as by-products

Keliber lithium project
Primary product will be lithium hydroxide, a compound used in lithium-ion batteries

Sandouville nickel refinery
Primary product is nickel and related salts

US PGM operations
Primary metals produced are palladium and platinum (2E)
Recycling of PGMs – platinum, palladium and rhodium (3E)

Century tailings retreatment
Sibanye-Stillwater owns and operates the zinc tailings retreatment operation in Queensland, Australia

PGMs market

Sibanye-Stillwater sells the PGMs and by-products produced internationally to primary markets in Germany, Hong Kong, Japan, the United Kingdom and the United States. PGMs are mostly sold in the form of refined bars, powder or sponge. Primary uses of PGMs:

- Autocatalysts
- Jewellery
- Chemical industry
- Glass manufacture
- Electrical industry
- Medical applications

Gold market

Gold ore is processed at the mines' gold plants to produce doré (unrefined gold bars). The doré is refined by Rand Refinery to a purity of at least 99.5%, in accordance with the London Bullion Market Association's standards of 'good delivery'. The refined gold bars are sold directly to international bullion banks. Principal areas of gold demand are:

- Jewellery, mainly India and China
- Central banks
- Investment – mostly institutional, including exchange traded funds
- Technological applications, especially nanotechnology

Lithium, nickel and zinc markets

Lithium and its compounds have been used in the manufacturing of high-temperate lubricants, high strengh-to-weight alloys, heat-resistant glass and ceramics and in the synthesis of the cathode of lithium-ion batteries. With our Keliber lithium project located in Finland, lithium is a strategic commodity with the growing European end-user battery markets for lithium hydroxide. Our Sandouville nickel processing facility in France is ideally located to serve the European end-user market. Nickel is an essential component in Li-ion batteries, enabling batteries to store greater amounts of energy. Zinc is highly recyclable and can be recovered and reprocessed with very minimal losses. It fits well in our Green metal strategy as zinc coatings play an essential part in protecting solar, wind and energy infrastructure from corrosion.

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 5

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

CHIEF SUSTAINABILITY OFFICER'S MESSAGE



"We recognised the importance of creating superior value for all stakeholders and adopted this as our corporate vision. This philosophy is symbolised by our Umdoni tree, which symbolises our business ethos, and reflects the early adoption of a culture that embraces stakeholder capitalism and shared value."

A strategic essential for Sibanye-Stillwater is about *ESG embedded as the way we do business.* By placing sustainability and the UN SDGs at the heart of our value creation efforts, we will be *Recognised as a force for good* (one of our strategic differentiators).

In this regard, highlights for 2023 include conformance to the Global Industry Standard on Tailings Management (GISTM) for very high and extreme consequence tailings storage facilities, and the completion of a detailed climate change scenario analysis. The scenario analysis evaluated the vulnerability of our business down to asset level in terms of physical and transitional risks, and financial impact. This is the ideal foundation for us to develop transformative actions to combat the impacts of climate change, as required by SDG 13.

To further drive sustainability, as part of the long-term incentive programme, we have an ESG scorecard. The first ESG scorecard came into effect in 2021 and has progressed to achieve an average of 119,73% for its first three years. Our ESG scorecard drives the reduction of carbon emissions, water management, diversity and inclusion, as well as socioeconomic impacts.

The Sibanye Foundation NPC is now established, with donations having been disbursed to positively impact where we operate. To date the total allocation of R212 million has been made. R42 million has been distributed to projects in the SA and EU regions through the Sibanye Foundation NPC, with the aim to promote inclusive societies for sustainable development, as anchored by SDG 16. One of the first projects through the Foundation has given 1,200 children access to adequate sanitation facilities at schools in the Eastern Cape and Limpopo provinces, South Africa. The value we have shared with our communities through socioeconomic development and corporate social investment (CSI) programmes has also increased significantly over the last 11 years, from just over R1 billion (US$109 million) in 2013, to over R2.7 billion (US$146 million) in 2023, a 156% increase. The cumulative value flow to communities over the last 11 years amounts to R17 billion/US$1 billion.

Building sustainable development capability throughout Sibanye-Stillwater is key to drive a responsible and transformative culture, but it also enables conversations across the business on what sustainability should look like and, to this end, we have launched Sustainability thought leadership dialogues. The inaugural Sustainability thought leadership dialogue series took place in October 2023, titled "Facilitating a just transition to post-mining economy". A capacity-building programme in partnership with Duke[CE] was also launched; with modules focused on embedding ESG as core to the business, and leading in ESG.

The Group has continued to grow its global footprint, with the Century operations in Australia also now forming part of this Impact report. We remain a significant employer, supporting a great number of employees and their dependents globally. In 2013, we employed a mere 36,274 people, including contractors, exclusively in South Africa. By 2023, this had increased by 128% to 82,788 worldwide, with the majority of our workforce continuing to be in South Africa.

Much work lies ahead, especially closing the gaps identified through our human rights due diligence risk assessments. Our impact priorities for 2024 will be to continue executing our Energy and decarbonisation strategy (investing in renewables to reduce absolute GHG emissions), completing a socioeconomic study for all regions, investing in economic circularity, and leveraging our assets for impact post-mining.

This Impact report supplements our Integrated report and other supporting reports, which provide a comprehensive perspective on Sibanye-Stillwater's economic, social, and environmental performance. It is intended to provide specific coverage of the impact being made by our operations in society through delivery of shared value to all stakeholders.

Melanie Naidoo-Vermaak 26 April 2024

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 6

CELEBRATING SHARED VALUE 2023



Sibanye Stillwater
STOP

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

CELEBRATING SHARED VALUE 2023

Sibanye-Stillwater measures its success by the substantial societal change effected through its endeavours, including social upliftment and community development. This strategic approach delivers long-term benefits to the communities and environments in which the Group conducts its current mining activities. The impact that Sibanye-Stillwater has made and continues to make on all its stakeholders is evident when comparing our shared value in 2013 to that of 2023.

SHARED VALUE: 2013 – 2023

2013

- **36,274 employees** incl. contractors
- **R6.16 billion** paid in **salaries** and **benefits**
- **R1.05 billion** invested in **socioeconomic development** and **CSI** and **R2.9 million** on **BEE procurement spend**
- **R554 million taxes** and **royalties**[1]
- **R316 million** invested in **training** and **development**


PURPOSE
To safeguard global sustainability through our metals
VISION
To be a leader in superior shared value for all stakeholders
Sibanye Stillwater
iCARES
shared value

2023

- **82,788 employees** incl. contractors
- **R30.6 billion** paid in **salaries** and **benefits**
- **R2.7 billion** invested in **socioeconomic development** and **CSI** and **R25 million** on **BEE procurement spend**
- **R4.1 billion taxes** and **royalties**[1]
- **R1 billion** invested in **training** and **development**
- **~R1.1 billion paid over** the last two years (2022 & 2023) **to over 65,000 beneficiaries** in the form of **dividends** and other **employee share option scheme payments**

[1] *Taxes and royalties paid as per the consolidated statement of cash flows in the Group Annual financial report; data is representative of 2013 – 2023*

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 8

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

Early in 2023, we celebrated a decade since the incorporation of the Group – a 10-year journey of transformation from a gold-only South African company to a multinational diversified mining and metals processing Group and a decade of shared value benefiting all stakeholders. The journey has not always been smooth and we have had to overcome many obstacles along the way, but we are confident that we have the right people and strategy to continue delivering superior shared value for our stakeholders.

Leaves of the Umdoni tree Represents all our stakeholders	Fruits of the Umdoni tree Signifying the shared value to our stakeholders	Unit	2013	2022	2023	2023 vs 2022 % change	2023 vs 2013 % change	Cumulative (11 years)
Employees and organised labour	*Employees including contractors*	*Number*	36,274	84,481	82,788	(2)%	128 %	**82,788**
	Salaries and benefits	*Rbn*	6.2	26.5	30.6	15 %	397 %	**188.8**
		US$bn	0.6	1.6	1.7	2 %	159 %	**12.8**
	Average salaries and benefits per employee	*R*	169,708	314,201	369,504	18 %	118 %	
		US$	17,678	19,194	20,060	5 %	13 %	
Communities	*Invested in socioeconomic development and CSI*	*Rbn*	1.0	2.4	2.7	12 %	156 %	**16.9**
		US$bn	0.1	0.1	0.1	— %	33 %	**1.2**
Government	*Taxes and royalties paid*[1]	*Rbn*	0.6	10.7	4.1	(61)%	646 %	**47.8**
		US$bn	0.1	0.7	0.2	(66)%	289 %	**3.2**
Shareholders	*Market capitalisation*	*Rbn*	10	104	61	(41)%	514 %	**51.4**
		US$bn	1.2	5.8	3.3	(43)%	178 %	**2.1**
	Dividends and share buybacks	*Rbn*	0.3	9.2	5.0	(46)%	1,722 %	**46.0**
		US$bn	0.03	0.6	0.3	(52)%	849 %	**3.0**
Suppliers	*Black economic empowerment (BEE) procurement - specific to SA region*	*Rbn*	2.9	21.4	25.0	17 %	775 %	**131.4**
		US$bn	0.30	1.3	1.4	4 %	356 %	**8.8**
Customers	*Framework for responsible sourcing of metals*[2]	*In line*		✓	✓	— %	100 %	
	Green revenue factor	*%*	—	77	68	(12)%	100 %	**68 %**
Environment	*Water used (from 2015 to 2023)*	*000Ml*	42.0	39.4	52.1	32 %	24 %	**436.3**
	Water use intensity (from 2015 to 2023)	*kl/t treated*	2.09	1.02	1.26	24 %	(40)%	
Company	*Total capital expenditure/investment*	*Rbn*	2.9	15.9	22.1	39 %	661 %	**94.9**
		US$bn	0.3	1.0	1.2	23 %	297 %	**6.3**
	Exchange rate*	R/US$	9.60	16.37	18.42	13 %	92 %	

[1] *Taxes and royalties paid as per the consolidated statement of cash flows in the Group's Annual financial report*

[2] *Sibanye-Stillwater has endorsed the Responsible Gold Mining Principles (RGMPs) developed by the World Gold Council (WGC) and has achieved responsible sourcing accreditation from the London Platinum and Palladium Market (LPPM) refer to www.sibanyestillwater.com/about-us/governance/*

* *Exchange rates for 2018: R13.24/US$; 2019: R14.46/US$; 2020: R16.46/US$; 2021: R14.79/US$; 2022: R/US$ 16.37; 2023: R/US$ 18.42*

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 9

SUSTAINABLE DEVELOPMENT GOALS 2023

CASE STUDIES FROM THE SA REGION


INNOVATION
COMMITMENT
ACCOUNTABILITY

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUSTAINABLE DEVELOPMENT GOALS IN ACTION: SDG 2.1 and SDG 8.6

MARIKANA GREEN JOBS

Sibanye Stillwater's concept of alternative economies is founded on the principles of sustainable development, and creating "green" jobs that combine economic development with social welfare and environmental protection.

MARIKANA AGRI-HUB MANAGED BY MINEWORKERS DEVELOPMENT AGENCY

Marikana Agri-Hub is a partnership between Sibanye-Stillwater and Mineworkers Development Agency (MDA). It aims to advance socioeconomic development in the Marikana community by implementing diverse agricultural activities such as hydroponics, egg production and crop farming, using sustainable farming practices. Crop rotations, intercropping, the use of organic fertilisers/compost, and low tillage are among the strategies used at the hub to maximize resource efficiency. This helps promote healthy produce, which contributes to communities consuming healthier organic foods, thus supporting UN SDG 12 (Responsible Consumption and Production) and SDG 3 (Good Health and wellbeing). The Marikana Agri-Hub is managed and operated by MDA and has received generous financial contribution from Rand Mutual Assurance, Epiroc, and the Industrial Development Corporation, all of which are part of the Marikana Coalition Compact. The Agri-Hub also hosts the Marikana Social Employment Programme as part of the Presidential Employment Stimulus. Total jobs created in this project is 62, of which 28 are women.



MARIKANA REGENERATIVE CENTER OF EXCELLENCE



The project's purpose is to end the cycle of poverty in rural areas by creating a shared value vertical supply chain for high-value agricultural production systems. The project intends to unlock and use the vast untapped potential of food systems to accelerate rural agro-industrial development, enhance small-scale farmer productivity and income, and generate more sustainable green jobs, food supply and value chains in multiple regions. By providing training, mentoring, and capacity building, the project assists smallholder farmers in becoming self-sufficient. The center integrates and connects multiple smallholder farmers into a larger scheme linked to out-grower programmes with established farms in the surrounding area to release bulk buying power, selling power,, shared access to infrastructure, and market links.

IMPACT

Green jobs created through these projects are not only jobs with a beneficial environmental impact; they promote new skills and employment equity by creating opportunities to filtrate into the labour market. This has been evident in the number of green jobs created to employ the vulnerable communities to enable project beneficiaries to be economically stable and be able to have access to basic needs such as food. These projects have also proved that through innovative solutions, the communities become aware of the environmentally friendly practices which are mandatory on project site to reduce carbon emissions. This responds to SDGs 1, 2, 3, 4, 8 and 12. The project provides training, mentoring, and capacity building. It also assists smallholder farmers in becoming self-sufficient. This responds to SDG 4 by ensuring equitable education and training and promoting lifelong learning.


1
2
4
8
12

Scan QR code to view the video
For more information on our contribution to social upliftment, See www.sibanyestillwater.com/sustainability/economic-impact/

1a, 2.1, 4.4, 8.6, 12.8

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 11

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | **SUSTAINABLE DEVELOPMENT GOALS** | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUSTAINABLE DEVELOPMENT GOALS IN ACTION: SDG 12.5 AND SDG 13.2

REDUCTION OF CARBON EMISSIONS: A WASTE PERSPECTIVE


Intervention

Our Bathopele mine is one of the largest mechanised mines in the southern hemisphere. The shaft has an estimated 260 pieces of trackless mobile machinery (TMMs). During 2023, two employees of Bathopele mine participated in the UN youth innovators programme, deciding to work on SDG 13 (climate action). Bathopele's main source of scope 1 GHG emissions is diesel consumption. The team assessed the GHG emissions and set-out a detailed project to positively contribute to the SDGs, winning an environmental award from Southern African Institute of Mining and Metals in 2023 for their efforts.

Aim of project

a. To achieve a decrease in carbon emissions from trackless mobile machinery
b. To increase the use of renewable energy
c. To create a cleaner and more sustainable shaft
d. To demonstrate financial savings through the implementation of innovative solutions

Bathopele shaft is already seeking alternatives to diesel-powered machines; battery-electric and hydrogen fuel cells being the alternatives. However, it was through onsite waste management that the team made the greatest contribution to the SDGs. The team identified that waste from underground and surface operations is sorted at the onsite salvage yard, which faced challenges owing to sorting machines and waste bin shortages, delayed disposal trucks and contraventions of the waste sorting procedures. The team implemented fairly simple solutions that had a significant impact. These solutions included the prevention of cross contamination of waste at the salvage yard by introducing waste skips for recyclables, the recycling of old TMMs and machinery components, and the formulation of strategies to prevent water and soil contamination. The team managed to recycle 50% of its hazardous waste through proper waste management practices, saving Bathopele R768,000 per year. They also evaluated the old and used TMMs and the valuation contributed to a R2.2 million saving for the shaft. The total savings opportunity for the first 12 months at Bathopele mine is R3.7 million.

Financial impact of the project

Converting the of hazardous waste to recycling by sorting and value adding activities = R1,537,892 per annum

Valuation used/old MM for resale = R 2 214 600

Total saving opportunity for first 12 months at Bathopele mine = R3 752 491



12.5, 13.2

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 12

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | **SUSTAINABLE DEVELOPMENT GOALS** | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUSTAINABLE DEVELOPMENT GOALS IN ACTION: SDG 4.4 AND SDG 4.6

SHARED VALUE: PROMOTING LEARNING OPPORTUNITIES

Over the past decade, Sibanye-Stillwater has invested more than R2 billion into quality education, distributed across multiple areas, including tertiary study bursaries, learnerships within our operations, graduate internship programmes, portable skills and "cadetships" aimed at enhancing skills in surrounding communities.

BURSARIES



From 2013 to 2023, Sibanye-Stillwater has enabled 682 individuals through our bursary programme at our SA gold operations and from 2015 to 2023, 394 individuals at our SA PGM operations received a bursary.

As bursars complete their studies they access our internship programmes and we saw the absorption of 192* interns into employment at our SA gold operations and 160** interns into employment at our SA PGM operations.

Through our bursary programmes we have invested over **R141 million*****, into some of the top universities in the country and, from 2013 to 2023, the University of Johannesburg has received **R29.7 million**, North-West University: **R12 million**, the University of South Africa: **R2.4 million**, the University of Cape Town: **R1.9 million**, and the Gordon Institute of Business Science: **R24.8 million**.

Since 2013, Sibanye-Stillwater has invested **R32.4 million** in educational support at the University of the Witwatersrand (WITS). Through Digimine, we have accomplished 42 research projects, installed 34 systems, and produced ten PHD graduates.

In 2023, we awarded additional bursaries to **nine top matriculants from disadvantaged schools** in communities around our SA operations. The Group launched this bursary scheme in 2019 to provide top performers from disadvantaged schools in host communities with full scholarships to pursue tertiary education. It has benefited **56 learners (30 male and 26 female)** since its inception.

* *Period from 2013–2023; ** Period from 2015–2023; *** Excluding bursary allowances or any other related expenditure not directly payable to the university*

CADETSHIP PROGRAMME

The Cadetship programme provides skills development for unemployed youth in communities surrounding Sibanye-Stillwater's operations. They are provided with basic skills required to be eligible for employment at entry-level job categories of mining and metallurgy. Since 2018, over **R39 million has been spent towards 3,735 cadets.** Our Cadetship programme creates an opportunity to expose women to the mining industry, and in 2023, **49% of our cadets were women.**



INTERNSHIP AND LEARNERSHIP PROGRAMME



The Intern graduate development programme provides work-related exposure and professional development for students who are completing or have completed their university studies.

The learnership programme aims to increase the employability of young people by providing them with relevant work experience. To this end, Sibanye-Stillwater has provided **9,894 learners with opportunities within mining and engineering and has spent R1.8 billion towards the programme** since 2013.

HRD spend across the SA operations amounted to 4.4% of total payroll in 2023 (5.1% in 2022).

4.4, 4.6

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 13

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | **SUSTAINABLE DEVELOPMENT GOALS** | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUSTAINABLE DEVELOPMENT GOALS IN ACTION: SDG 4.4 AND SDG 4.6



PORTABLE SKILLS

Our initiative to promote vocational skills (e.g., plumbing, carpentry, sewing, welding, entrepreneurship, computer skills) has been extended to members of our labour sending communities. Since 2016, a **total of 4,928 beneficiaries** have participated in the programme, with an **investment of over R99 million**.

Total of 4,928 beneficiaries

ADULT EDUCATION AND TRAINING (AET)

The programme is designed to equip participants with basic competencies, including **reading, writing, and effective communication.** To date, 10,495 **have participated** in the programme since 2016. In 2016 our literacy level at SA gold was 70% and in 2023 for SA gold we have a 96% literacy level. A total of **R651 million has been spent towards AET programmes.**

10,495 participants

SOCIAL AND LABOUR PLANS: EDUCATION

One of the key objectives of SLPs is to utilise and expand the existing skills base in education for the empowerment of historically disadvantaged South Africans and to serve the community. Please see our various reports available on our SLP programmes, www.sibanyestillwater.com/ sustainability/ community/

Expand the existing skills

Helping to deliver on SDG: 4

SDG 4.4 Substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship.

SDG 4.6 Ensure that all youth and a substantial proportion of adults, both men and women, achieve literacy and numeracy

4.4, 4.6

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 14



SUMMARY OF IMPACT IN 2023

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY OF IMPACT IN 2023

In 2023, Sibanye-Stillwater was a significant contributor to GDP and a major employer in the industry of precious group metals and gold.

CONTRIBUTING TO GDP[1]	EMPLOYING	PRECIOUS AND BASE METALS PRODUCER
R111.8bn[2]	**82,788**	**2023 production**
Direct contribution to GDP	**24%** are contractors **17.2%** of our workforce are women **248 391 Indirect jobs created across our operating footprint**	1.7Moz SA 4E PGMs 811koz gold 427koz US 2E PGMs 310koz US 3E PGM recycling 76kt zinc metal produced (payable) 7.1kt nickel**

[1] Gross domestic product (GDP) is the total monetary value of all goods and services sold in a country in a given period of time

[2] Our direct economic contribution is calculated as being the sum of cost of sales (operating expenditure) and capital expenditure, that is R89.8bn (cost of sales before amortisation and depreciation)+ R22.1bn (capital expenditure)

*** Output from the Sandouville nickel refinery in France*

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 16

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY OF ECONOMIC IMPACT IN 2023

R114bn (US$6.2bn) in revenue generated by our operations in 2023

ECONOMIC IMPACT

R22.1bn (US$1.2bn) Invested in the long-term viability of our operations (Capital expenditure)

EMPLOYEES

Group salaries and wages paid	Training and development
R30.6bn (US$1.7bn)	**R1bn (US$60.7m)**

COMMUNITIES

Socioeconomic development (SED)	Social and labour plan (SLP) projects
R613m (US$33.3m)	**R2.2bn (US$135m)**

GOVERNMENT

Taxes paid	Royalties paid
R3.2bn (US$174m)	**R0.9bn (US$50m)**

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 17

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY OF ECONOMIC IMPACT IN 2023 CONTINUED

ECONOMIC IMPACT

INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS


Annual capital expenditure 2019 – 2023 (Rbn)
7.7
9.6
12.7
15.9
22.1
2019
2020
2021
2022
2023
SA region
US region
EU region
AUS region

Total capital expenditure to sustain and grow our operations since 2019: **R68bn (US$4.1bn)**

EMPLOYMENT


Salaries and wages 2019 – 2023 (Rbn)
21.2
23.9
26.2
26.5
30.6
2019
2020
2021
2022
2023
SA region
US region
EU region
AUS region

Total salaries and wages paid to our employees and contractors since 2019: **R128.4bn (US$8bn)**

PAID TO GOVERNMENT


Annual tax and royalties 2019 – 2023 (Rbn)
2.3
7.1
16.2
11.1
4.2
2019
2020
2021
2022
2023
SA region
US region
EU region
AUS region

Total paid to government in the form of taxes and royalties since 2019: **R41bn (US$2.6bn)**

SOCIAL INVESTMENT


Socioeconomic development and CSI 2019 – 2023 (Rbn)
1.6
1.9
2.3
2.4
2.7
2019
2020
2021
2022
2023
SA region
US region
EU region
AUS region

Total social investment since 2019: **R10.8bn (US$647m)**

1.1a, 9.2

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 18

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY OF SOCIAL IMPACT IN 2023

SOCIAL IMPACT

CONTRIBUTED TO EMPLOYMENT


Number of employees (including contractors) 2019 – 2023
84,521
84,775
84,981
84,481
82,788
2019
2020
2021
2022
2023
SA region
US region
EU region
AUS region
Group and corporate office

CONTRIBUTED TO SOCIETY


Invested in socioeconomic development and CSI per category 2019 – 2023 (Rbn)
1.6
1.9
2.3
2.4
2.7
2019
2020
2021
2022
2023
Training and development
Provision of alternative skills training
Local economic development projects
Infrastructure /Housing and living conditions
Corporate social investment (CSI)

CHARACTERISTICS OF EMPLOYEES

In 2023, of 82,788 employees, including 19,568 contractors

17.2% are women

88% of our SA workforce and **65%** of our US workforce respectively, has **union representation**

63% of new appointments in South Africa were **local recruits**

SA region: **81.6%** are South African citizens, and of those **49.11%** are from our doorstep communities

US region: **66%** of employees are from Stillwater and Yellowstone counties

EU region: **91%** of Sandouville employees are from Normandy. **66%** of Keliber's employees are from Central Ostrobothnia

AUS region: **87%** of employees are from Queensland

TRAINING AND SKILLS DEVELOPMENT SPEND IN 2023

R1.1bn (US$60.7m) was spent, up from R678.4m (US$46.9m) in 2019 and during 2023 the average hours spent by learners on training was 72 in the SA region.

1.1a, 2.4.1, 5,5, 8.5, 8.8, 9.2, 9.3, 11.3

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 19

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY OF SOCIAL IMPACT IN 2023 CONTINUED

SOCIAL INVESTMENT: ENTERPRISE AND SUPPLIER DEVELOPMENT

Partnerships: Sibanye-Stillwater, together with Phakamani Impact Capital ("Phakamani"), has been a cornerstone in fostering various Enterprise and Supplier Development ("ESD") initiatives since 2018. Various centres have been established close to our mining operations to assist our SMMEs, including the assistance in creating Joint Ventures and Partnerships with bigger companies to open opportunities for smaller suppliers, as well as working with bigger companies in creating affiliate business opportunities and introducing SMMEs to possible opportunities within their supply chain.

Training: Comprehensive training programmes have been implemented to equip individuals with essential skills for sustainable entrepreneurship. Sibanye-Stillwater's commitment extends beyond financial support as these initiatives do not cater for a one-size-fits-all approach. The assistance is offered as tailored support based on the needs of the individual SMME's and can include diagnostics, business acumen training, a start-up pitch programme (that may include grants), boot camps, mentoring, monitoring, physical business support, life coaching, or supply chain integration and funding. In the period between 2021 and 2023 alone, 816 learners participated in the Business Accelerator Programme, enhancing their business acumen and management skills.

Additionally, Sibanye-Stillwater **provided training in financial management to 38 learners, marketing skills to 39 learners, and project management to 46 learners** through specialised accelerator programmes. Recognising the paramount importance of health and safety in the mining industry, **16 learners received training in this critical area.**

Funding: Through its dedicated funds, namely the CEO Fund and the Supply Chain Fund, Sibanye-Stillwater has **catalysed remarkable growth and sustainability.** Since inception of these initiatives, these funds have facilitated a substantial R421 million in loans, benefiting 580 companies and creating over 12,000 jobs. Notably, there's a strong emphasis on diversity, with 656 women directors and 657 youth directors supported among the 2,039 total members.

Benefiting from our supplier development programme

Lekau Group (Pty) Ltd ("Lekau Group") is a black male-owned business that specialises in, and provides, mining services which include transportation of ore and other materi, plant maintenance, vegetational control, civil works, and road maintenance to a diverse range of clients. Lekau Group's clientele includes Sibanye-Stillwater, Samancor WCM (Sylvania Metals), Jabula Plant Hire, N4 Bakwena (Bassella), and many others.

Intervention: For Lekau Group, carrying various project costs and financing new projects was becoming overwhelming to a point where business cash flow and operational expenditure were affected, ultimately leading to shortage of working capital resources. **Recognising the need for assistance,** Lekau Group approached Sibanye-Stillwater and, with the assistance of Phakamani, requested funding assistance and expertise in determining the feasibility and profitability of the new projects.

Lekau Group were assisted with funding and business skills training and as they grew, they **came to understand and practice accounting principles** of financial planning, accountability and documentation control, which are crucial in their industry.

Outcome: Multiple sessions were conducted with Lekau Group, including an in-depth due diligence analysis, to ensure that Lekau Group is operationally able to finance the loans approved by Phakamani. The process was successfully completed in August 2022 and an initial engagement between Lekau Group, a strategic partner in ore transport and Sibanye-Stillwater finance teams was arranged to validate all elements of the project, which was in ore transportation. **The outcome of these initial discussions was positive and led to the approval of funding for the project.**

An additional vegetation control opportunity arose recently. Lekau Group was able to participate in the tendering process and were **awarded the five-year contract.** Through the Sibanye-Stillwater Funding programme, which provided working capital, Lekau Group received assistance in purchasing equipment, vehicles, and machinery for the project.

8.2, 9.3

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 20

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SUMMARY OF SOCIAL IMPACT IN 2023 CONTINUED

SOCIAL IMPACT

LOCAL PROCUREMENT SPEND (m)


14,529
12,656
16,442
21,415
25,018
103
93
223
212
256
187
2019
2020
2021
2022
2023
SA region: HDP local procurement spend (Rm)
US region: Local procurement spend (US$m)
AUS region: Local procurement spend (A$m)

LOCAL RETURN ON INVESTMENT

Every **R1.00** spent on social investment by Sibanye-Stillwater in our SA region footprint, in 2023:

- Yields a social return* on this investment of: **R15.33** (2022: R8.00)
- Generates income per doorstep household** of: **R4.58** (given an average household size of 3.34 people)

* *A Social Return on Investment Study, 2023*

** *Institute for Economic Justice (2020). Fiscal Policy in South Africa: closed Input-Output Income and Employment Multipliers and household size per 2021, census data*

Phakamani has engaged two companies to offer coaching in a range of areas including financial management, business acumen, business planning and proposal writing. They also provided a business accelerator programme (BAP) NQF level 2 training made up of five training modules. In 2023, 1,059 people participated in the enterprise and supplier training programmes and 422 loans were disbursed, totaling R101.9 million. 2,876 jobs were created through this investment.

Telling our enterprise development stories (QR codes)

An overview of our local SMEs

Gege Group: Featuring local business


1 YOUTH AND WOMEN-OWNED SUPPLIERS
Identify further opportunities
Review suppliers across different operations
Tender opportunities identified to increase spend
2 INCLUSIVE PROCUREMENT
Project manager appointed to review non-compliant suppliers with the commodity team and supplier development
Identify contract for inclusive procurement from non-compliant suppliers
3 DOORSTEP SUPPLIERS
Update/Validate our doorstep supplier with missing information/old information
Confirm the existing doorstep suppliers' capacity
Support doorstep supplier through the supplier development programme
4 RING-FENCED PROCUREMENT
Ring-fenced commodities for our host communities
Identify any host community supplier gaps
Engage enterprise development to assist with the gaps
5 TRAINING AND DEVELOPMENT
Business acceleration programme – training for host community supplier individuals
Utilise our suppliers to train/incubate our host community entrepreneurs, align with inclusive procurement
6 FUNDING
Sibanye-Stillwater funding programme – R101.9 million approved loans
Supply chain fund – R81.55 million (405 approved loans)
CEO fund – R20.35 million (17 approved loans)
Overall jobs created – 2,876

8.2, 9.3

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 21

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY OF SOCIAL IMPACT IN 2023 CONTINUED

FOR SAFETY PERFORMANCE

Eliminating fatal accidents remains our focus, as part of achieving a culture of care. Our Fatal elimination strategy puts the emphasis on leading indicators and behaviours. The strategy ensures line management takes responsibility for safety, through a focused and calculated risk reduction approach. It also applies critical controls, critical life saving behaviours, and critical management routines, with the aim of "blocking the path to death".


Fatality injury frequency rate and fatalities (FIFR per million hours work)
6
9
21
5
11
0.04
0.06
0.13
0.44
0.03
0.07
0.23
2019
2020
2021
2022
2023
SA region FIFR
US region FIFR
EU region FIFR
AUS region FIFR
Fatalities



Visual aids, animated video presentations, live performances through industrial theatre and other visual depictions of the Group Minimum Standards (GMS) are important for communicating the GMS message to all employees.

We invested R892 million at our SA PGM operations (2022: R768 million), R573 million at our SA gold operations (2022: R649 million) and US$18 million at our US PGM operations (2022: US$32 million) in safety management initiatives, including personal protective equipment (PPE), capital outlay and training.

KEY HEALTH STATISTICS

111 cases of silicosis (2022: 88)

236 cases of noise-induced hearing loss (2022: 264)

35 cases of chronic obstructive pulmonary disease (2022: 32)

339 cases of TB (2022: 404)

1,693 new recipients of HAART (2022: 3,844)

95% of SA employees on medical schemes

2.61	4.57	5.24	5.24	19m
Serious injury frequency rate	Lost time injury frequency rate	Total recordable injury frequency rate	Medically treated injury frequency rate	Fatality free shifts achieved for SA PGM processing operations

Rates: Per million hours worked: total number of accidents x 1,000,000 hours worked

8.8

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 22

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SUMMARY ENVIRONMENTAL IMPACT IN 2023

GHG EMISSIONS


9,000
6,000
3,000
2,000
1,000
Scope 1& 2
Scope 3
251
7,162
211
1,386
259
6,436
211
1,121
259
7,043
124
1,383
285
6,395
59
1,078
224
6,392
53
1,220
0.16
0.17
0.16
0.13
0.14
2019
2020
2021
2022
2023
SA region - scope 1 and 2
US region - scope 1 and 2
EU region - scope 1 and 2
SA region - scope 3
CO2e intensity (per tonne milled) for scope 1 and 2 (Group)

ELECTRICITY CONSUMPTION

6.80 TWh Group	5.98 TWh SA region	0.37 TWh US region	0.04 TWh EU region	Energy intensity (Gj/tonne milled) Group 0.37 (2022:0.48)

In 2023, our scope 1 emissions (including fugitive mine methane) decreased by 15.8%, largely due to a decrease in fugitive mine methane, which has decreased by 23.2% year-on-year. This was partially offset by a net increase in the quantity of diesel consumed across the SA gold operations (71%) due to the use of diesel generators to offset Eskom load curtailment. Diesel consumption at the SA PGM operations decreased by 3.1% year-on-year. Overall, there was a decrease in scope 1 emissions, in scope 2 emissions (0.4%), and in scope 3 emissions (12.0%).

ELECTRICITY CONSUMPTION


2023 Total energy consumption by operation (PJ)
0.27
1.00
1.76
11.36
11.60
SA gold
SA PGM
US PGM
EU region
AUS region
2023 energy consumption by source (PJ)
1.6, 6.1%
0.02, 0.1%
0.6, 2.3%
1.1, 4.2%
2.4, 9.2%
20.3, 78.0%
Grid-supplied electricity (Non-renewable)
Grid-supplied electricity (Renewable)
Grid-supplied electricity (Nuclear)
Diesel
Biodiesel
Other

Our Energy and decarbonisation strategy is designed to deliver on Group carbon neutrality by 2040 (scope 1 and 2) and net zero status by 2050. The strategy aims to achieve reduced GHG emissions, security of energy supply, and reduced energy and carbon costs. The strategy will also help us meet UN SDGs 7, 9 and 13.

In 2023, 79% of the Group's emissions stemmed from electricity consumption (scope 2), almost exclusively 97% attributable to South Africa's power utility, Eskom. Our SA operations are extensively electrified (with electricity accounting for 91% of operational emissions), which means our investment in renewables will yield rapid decarbonisation results.

6.4.1, 7.2, 7.3, 9.4, 13.1

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 23

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SUMMARY ENVIRONMENTAL IMPACT IN 2023 CONTINUED

AIR QUALITY


Nitrogen Oxides Emissions in tonnes
11
397
357
1,244
SA gold
SA PGM
US region
EU region


Sulphur dioxide emissions
57
4
2,310
38
1,743
52
2,576
1
15
1,642
2020
2021
2022
2023
SA region
US region
EU region
Emissions in gram per tonne milled/treated

Dust fallout compliance levels for SA gold improved from 96% to 98% and SA PGM maintained 96%

To mitigate dust fallout we have various control and mitigation measures in place, including cannon spraying, ridge ploughing on TSFs, application of chemical dust suppressants, use of netting, and planting of indigenous tamarisk trees.

In our SA region, compliance levels are measured by dust buckets, monitored according to American Society for Testing and Materials (ASTM) standards and in compliance with South African legislation, as per the National Dust Control regulations.

WASTE MANAGEMENT

Material (tonnes)	Total 2023	US region	EU region	SA PGM	SA gold	Total 2022	Total 2021
General waste to landfill	29,298	2,632	230	12,376	14,060	41,025	58,841
Hazardous waste to landfill	46,765	92	273	45,921	479	30,427	68,796
SA % general waste recycled, reused and refurbished	82					84	
SA % hazardous waste recycled, reused and refurbished	49					48	

28% less general waste to landfill compared to 2022 a 34% increase of hazardous waste to landfill compared to 2022


Total Mineral Waste (Mt)
55.3
48.66
54.67
2021
2022
2023
SA region
US region
AUS region



12.5

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OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

CASE STUDY: SOCIO-ENVIRONMENTAL IMPACT 2023

BEATRIX ALTERNATIVE ECONOMY

To facilitate a just transition to a post-mining economy and mitigate potential socioeconomic risks associated with social closure, Sibanye-Stillwater has identified an alternative economy project focused on skills development and entrepreneurship for the greater Welkom area in the Free State province, South Africa.

The project is divided into two streams: (1) digital skills, including technology innovations, and (2) non-digital skills. This will will enable the participants to re-integrate into the economy following closure of the mine through employment after gaining new skills or through entrepreneurship.
The project is being implemented with Rand Mutual Assurance (RMA), which provides co-funding and technical support for the rehabilitation and integration of people with disabilities. Implementing partners for this project are Tshimologong Precinct (an entity of Wits University) and Enterprise to the Point (an entity of Growth Point Properties).

The project has been initiated, with 50 participants engaging in digital skills programmes and 10 participants in non-digital skills programmes. In addition, 20 digital and 20 non-digital enterprises will participate in the incubation phase. By strategically addressing the imminent closure of the mine, the project hopes to mitigate socioeconomic risks and create a sustainable post-mining environment. By providing foundational skills in both digital and non-digital skills, the project ensures a diverse skill set that caters to a wide range of employment opportunities, promoting inclusivity and diversity within the workforce.

	2021	2022	2023
Gross closure liability			
SA region (R million)	0	11,238	13,876
US region (US$ million)	67	72	73
EU region (Euro million)			7
AUS region (A$ million)			227

Eradicating 2,397ha of alien vegetation saved an estimated 1,904ML of water

ALIEN INVASIVE SPECIES

Rand West Alien Trees (RWAT) is a local company owned by four directors who are part of the local West Rand community. The company started as the beneficiary of the Kloof operation's SLP and, with help from the Group, grew to be a fully-fledged service provider. RWAT is involved in the eradication of alien and invasive species of trees and plants. It employs staff only from neighbouring communities, in line with Sibanye-Stillwater's goal of developing skills and creating jobs within our community. The company started with just seven employees, with the vision to employ 40 people over the next 24 months.

RWAT has partnered with Sibanye-Stillwater and industry specialists such as Agreenco Projects (technical advisors) and Badiri and Associates (project and business advisors) to eradicate invasive alien plants, as part of Sibanye-Stillwater's goal of protecting and nurturing the environment, as well as restoring and re-introducing indigenous vegetation and trees. The collaboration of all these companies is ensuring that public-private community partnerships (PPCM) will not only benefit the environment but also uplift communities and develop the local economy post-mining.

Since the start of the project, 2,397ha of alien vegetation has been eradicated and controlled. This significant milestone has saved an estimated 1,904ML of water in a certain water-scarce area. This is water that would otherwise have been absorbed by the roots of the alien vegetation in the affected area. This water is now released back into the catchment and can provide 26,082 people with water for an entire year (200l/day).



2.4.1, 6.4.1, 8.2, 15.3.1

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023
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CASE STUDY: SOCIO-ENVIRONMENTAL IMPACT 2023 CONTINUED

LAND

Total land disturbed by waste rock and stockpiles (ha)	2023
SA region	1,149
US region	32
EU region	661
AUS region	1,129
Total area covered by tailings (ha)	**2,023**
SA region	4,716
US region	143
EU region	—
AUS region	398

Owned: 124,116ha

This is equivalent to 14% of the hectares of the Yellowstone National Park, partially located in the state of Montana, US, or the equivalent of 3.2% of the Kruger National Park in South Africa.

The demolition of surface infrastructure, and the revision of rehabilitation methodologies and unit rates resulted in a reduction of R603.7 million in closure liability.

Land for impact

We are considering projects on our unused land that will bring shared value. We are steering our land towards a positive legacy by considering alternative economies and repurposing land post-mining.

Water treatment

In 2023, we offset our municipal potable water demand by 22.32ML per day at the Gold operations and 7ML per day at the PGM operations, by treating impacted mine water to potable water standards and by utilising grey water. This made more potable water available in the Integrated Vaal River System, which serves communities in Mpumalanga, Free State, North West and Gauteng. The combined impact of our interventions is equal to the daily water demand of 123,713 people.

Our biodiversity fact sheet

US operations footage

Scan the QR codes to view the video and download the fact sheet

WATER MANAGEMENT


Water used (000ML) and intensity (kl/t treated)
50,014
49,346
47,649
39,441
48,868
1.17
1.18
1.02
1.02
2019
2020
2021
2022
2023
SA region
US region
EU region
AUS region
Water use intensity (Group)

Water recycled

SA gold	SA PGM	US	EU	AUS
72%	61%	60%	12%	80%



2.4.1, 6.4.1, 15.3.1

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023
26

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

CASE STUDY: SOCIO-ENVIRONMENTAL IMPACT 2023 CONTINUED



INNOVATION APPLIED TO WATER TREATMENT

Sibanye-Stillwater's current potable water production capacity is 37ML per day (13,500ML per annum); with discharge treatment systems of 65ML per day. The good quality discharge contributes directly to the ecological reserve of the Integrated Vaal river system. We deliver potable water from mine-impacted water at four operations. The Kloof, Driefontein, Ezulwini, and Burnstone potable water treatment facilities have a combined potable water production capacity of 37ML (SANS 241: 2015-compliant drinking water). This means that we indirectly make potable water available daily to 156,000 individuals or almost 31,200 households (consisting of five people). Access to, and the provision of, clean drinkable water for human consumption, sanitation and hygiene purposes is a universal human right and is critical in the SA region. We are currently implementing R&D on water treatment projects (total spend: R3 million).

Recovering value from our mining effluent is a key component in changing the long-term business model of water treatment both in an active mine and post-closure. We have shifted our attention to change the risk of mine-impacted water to an opportunity and to investigate value recovery initiatives aimed to extract value from the water bodies, thereby reducing waste and promoting sustainability.

The composition of our mine water bodies provides is ideal for nutrient recovery, which can be achieved during desalination and removal of complex monovalent elements. The ecological benefit is that we remove contaminants from the water source; the financial benefit is that these contaminants contain the nutrients essential for fertiliser production. Two key fertiliser ingredients were identified:

- Potassium Nitrate
- Ammonium Sulphate

South Africa is a net-importer of these fertilisers. The current models and results from the pilot studies show that Sibanye-Stillwater can potentially produce 13.9 kt/month if our project is successful. Sibanye-Stillwater entered into a strategic partnership via our IXs innovation programme and is completing the test work. In 2023, in keeping with our circular economy goals, we began producing a simple fertiliser from sodium nitrate waste product. The economic value of this recovery can potentially be set off against costs incurred in our environmental restoration efforts.

2.4.1, 6.4.1, 15.3.1

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023
27

IMPACT BY OPERATION 2023



OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SA GOLD REGION

SA gold – Summary of Impact 2023	30
Kloof	31
Driefontein	35
Beatrix	39



SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 29

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

SA GOLD – SUMMARY OF IMPACT 2023

Our socioeconomic impact at our SA gold operations is provided through social and labour plans (SLPs), employment and job creation, and corporate social investment (CSI) programmes.

Regional challenges include unemployment, low levels of education, and lack of service delivery. We are mobilising partnerships and investments to strengthen institutional capacity. Our Beatrix operation remains one of the largest employers in the Masilonyana and Matjhabeng local municipalities.

In terms of the environment, we are committed to limiting our impact and accelerating our decarbonisation efforts through various renewable projects.

Our SA gold operations are largely water-positive, requiring that we pump large volumes of ingress water from deep workings. Our opportunity is to leverage our excess ground water and reduce our dependency on water suppliers. We have various projects to treat our water for reuse purposes.

R29.1bn (US$1.6bn) revenue generated by our SA gold operations in 2023

Economic impact 2023

R6.7bn (US$364m) Invested in the sustainability of our SA gold operations (Capital expenditure)

Environmental impact

- **3347 000t** of GHG emitted
- **22,473 ML** water used
- **83.04%** general waste reused, recycled and/or refurbished

EMPLOYEES, TRAINING AND DEVELOPMENT 2023

Salaries and wages paid
R9.5bn (US$514m)
Indirect jobs created: **12,584**

- Of the 871 mining learnerships, 522 are from SA gold
- Of the 558 engineering learnerships, 267 are from SA gold
- Of the 580 bursars, SA gold has 304 bursars
- Of the 380 interns, SA gold has 162 interns

Training and development
R464m (US$25.2m)

COMMUNITIES 2023

Socioeconomic development (SED)
R132m (US$7.2m)

Social and labour plan (SLP) projects
R1.2bn (US$66m)

In 2023 the SLP spend for SA gold:
- **R26 million** on local economic development projects
- **R50 million** on human resource development for communities
- **R413 million** on employee development
- **R721 million** on housing and living conditions

CSR spend R55 million
- SA gold: **84 community learners** (391 SA region) received portable skills
- **118 community members** (257 SA region) received Adult Education Training
- **458 mining cadets** are from the local community hosting SA gold

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 30

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

KLOOF 2023

The Kloof operation is an intermediate to ultra-deep level gold mining complex situated on the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg in the Gauteng province of South Africa.*



* More information available. www.sibanyestillwater.com/business/southern-africa/gold-operations/kloof/

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT **2023** 31

KLOOF – SUMMARY OF IMPACT 2023 ECONOMIC IMPACT TRAINING AND DEVELOPMENT SALARIES AND WAGES WORKFORCE NUMBERS EMPLOYEE PERSONAL TAX Training and development expenditure at Kloof since 2019: R729m (US$39.58m) For 2023 Kloof: 160 bursars, 93 internships, 190 employees received AET Total salaries and wages paid to our employees in 2023: R3.5bn (US$188m) at Kloof 26,684 direct jobs created between 2019 – 2023 5,422 indirect jobs created between 2019 – 2023 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 32 Annual training and development spend (Rbn) 2019-2023 0.7 0.8 1.0 1.1 1.0 0.3 0.3 0.4 0.4 0.5 0.1 0.1 0.2 0.2 0.2 SA region SA gold Kloof 2019 2020 2021 2022 2023 Salaries and wages 2019 – 2023 (Rbn) 18.0 19.9 22.5 21.8 24.6 7.4 8.1 9.3 7.9 9.5 2.1 2.1 2.5 2.0 3.4 SA region SA gold Kloof salaries and wages 2019 2020 2021 2022 2023 Annual employee tax contribution (Rm) 338.6 363.0 434.2 347.6 470.6 Kloof 2019 2020 2021 2022 2023 Number of employees (including contractors) 2019 – 2023 73,017 77,328 77,146 76,939 75,339 28,921 30,943 31,142 30,507 27,934 9,858 9,549 9,407 8,685 6,975 1,271 2,055 1,982 1,759 1,969 SA region SA gold Kloof employees Kloof contractors 2019 2020 2021 2022 2023 KLOOF – SUMMARY OF IMPACT 2023 CONTINUED ECONOMIC IMPACT INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS BLACK ECONOMIC EMPOWERMENT (BEE) PROCUREMENT1 SUPPLIER DEVELOPMENT2 SOCIAL INVESTMENT Total capital expenditure at our Kloof operations since 2019: R6.6bn (US$356m) 40.53% of the SA gold local procurement spend was from the Kloof operations On average R23m in indirect economic benefit was generated between 2019 – 2023 In 2023, Kloof: 190 community members trained on AET 34 community members received portable skills 157 cadets were trained Sibanye-Stillwater, rebuild the Blybank Clinic, in the Merafong community. Previously the clinic operated from a two-room house. Today it has a neonatal area, bathrooms, and a waiting area. 1. Mining Charter III require inclusion of HDPs (historically disadvantaged persons), black women, and youth in the economy through procurement 2. Develop sustainable suppliers from host communities through enterprise development initiatives, contract support, mentorship and coaching OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 33 Spend on supplier development (Rm) 5 19 8 15 12 Kloof 2019 2020 2021 2022 2023 Spend on SLP and CSR (Rm) 953 945 1,151 1,097 1,218 353 340 426 411 464 3 8 16 16 19 SA gold (SLP) SLP spend Kloof CSR spend Kloof 2019 2020 2021 2022 2023 Annual capital expenditure 2019 – 2023 (Rbn) 4.3 5.2 8.2 9.7 12.4 2.1 3.0 4.4 4.6 6.7 0.9 1.3 1.6 1.3 1.5 SA region SA gold Kloof 2019 2020 2021 2022 2023 Spend on BEE procurement (Rbn) 15 13 16.4 21 25 1.8 1.3 1.8 1.6 1.6 2.3 2.0 2.4 2.2 2.3 SA region SA gold Kloof Local procurement Kloof 2019 2020 2021 2022 2023 KLOOF – SUMMARY OF IMPACT 2023 CONTINUED SAFETY AND ENVIRONMENTAL IMPACT FATALITIES AND LOST TIME INJURY FREQUENCY RATE CARBON FOOTPRINT AND DUST ELECTRICITY CONSUMPTION POTABLE WATER PURCHASED OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 34 Number of fatalities and LTIFR per million hours worked 0 4 13 2 8 0 1 6 1 1 7.56 5.70 5.37 3.71 2.13 SA gold Kloof Kloof LTIFR 2019 2020 2021 2022 2023 Carbon footprint scope 1 and 2 (000tCO₂e) 4,083 3,835 4,020 3,272 3,347 1,456 1,432 1,517 1,148 1,117 SA gold Kloof 2019 2020 2021 2022 2023 2023 achieved a 98% dust compliance level for SA gold 97 100 90 93 Kloof (% compliance) Q1 Q2 Q3 Q4 Electricity consumption and energy intensity 3.41 3.39 3.47 2.85 3.08 1.37 1.36 1.39 1.10 1.10 2.90 1.73 1.29 1.73 2.90 SA gold TWh Kloof TWh Kloof energy intensity GJ... 2019 2020 2021 2022 2023 Potable water purchased ML 8,735 7,567 6,288 5,351 5,124 4,406 4,037 3,469 2,426 2,282 SA gold ML Kloof ML 2019 2020 2021 2022 2023 We have a 4ML/day water treatment facility (based on a build-own-operate transfer model) at our Kloof operations. The plant meets 28% of Kloof’s potable water demand, reducing our reliance on external suppliers significantly. Climate change related physical risks Tailings storage facilities Through a scenario analysis, with a 40C warming potential by 2050, it was predicted that temperate windstorms may cause property damage at Kloof. Further, by 2050, droughts and heatwaves have the potential to cause between 8–10 days of business disruption at this operation. Scan for detailed information on tailings storage facilities OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 35 DRIEFONTEIN 2023 Driefontein is a mature intermediate to ultra-deep level gold mine located near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa.* * More information available, www.sibanyestillwater.com/ business/southern-africa/ gold-operations/driefontein/

DRIEFONTEIN – SUMMARY OF IMPACT 2023 ECONOMIC IMPACT TRAINING AND DEVELOPMENT SALARIES AND WAGES WORKFORCE NUMBERS EMPLOYEE PERSONAL TAX Total training expenditure at Driefontein since 2019: R595m (US$19.10m) Driefontein 2023: 106 bursars 49 internships 245 employees received AET Total salaries and wages paid to our employees in 2023: R3.3bn (US$0.18bn) at Driefontein 25,320 direct jobs created between 2019 – 2023 4,543 indirect jobs created between 2019 – 2023 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 36 Training and development investment (Rbn) 0.7 0.8 1.0 1.1 1.0 0.3 0.3 0.4 0.4 0.5 0.1 0.1 0.1 0.1 0.1 SA region (Rb) SA gold (Rb) Driefontein (Rb) 2019 2020 2021 2022 2023 Salaries and wages 2019 – 2023 (Rbn) 18.0 19.9 22.5 21.8 24.6 7.4 8.1 9.3 7.9 9.5 1.9 1.9 2.3 1.9 3.3 SA region SA gold Driefontein 2019 2020 2021 2022 2023 Employee personal tax contribution (Rm) 282.3 325.3 408.8 357.6 456.0 Driefontein (Rm) 2019 2020 2021 2022 2023 Number of employees (including contractors) 2019 – 2023 73,017 77,328 77,146 76,939 75,339 28,921 30,943 31,142 30,507 27,934 8,547 8,609 8,481 8,373 8,190 1,164 1,537 1,690 1,557 1,624 SA region SA gold Driefontein employees Driefontein contractors 2019 2020 2021 2022 2023 DRIEFONTEIN – SUMMARY OF IMPACT 2023 CONTINUED ECONOMIC IMPACT INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS BLACK ECONOMIC EMPOWERMENT (BEE) PROCUREMENT1 SUPPLIER DEVELOPMENT2,3 SOCIAL INVESTMENT Total capital expenditure at Driefontein to sustain and grow our operations since 2019: R6.2bn (US$337m) In 2023, 37.7% of the local SA gold procurement spend was from the Driefontein operations On average R18.4m in indirect economic benefit was generated between 2019 – 2023 In 2023, Driefontein: 43 community members trained on AET 24 community members received portable skills 135 cadets were trained 1. Mining Charter III require inclusion of HDPs, black women, and youth in the economic through procurement. 2. Develop sustainable suppliers from host communities through enterprise development initiatives, contract support, mentorship and coaching. 3. The R21 million included once-off purchasing of assets for host community businesses. OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 37 Annual capital expenditure 2019 – 2023 (Rbn) 4.3 5.2 8.2 9.7 12.4 2.1 3.0 4.4 4.6 6.7 0.7 0.9 1.5 1.2 2.0 SA region SA gold Driefontein 2019 2020 2021 2022 2023 BEE procurement spend (Rbn) 15 13 16 21 25 5.4 4.4 5.8 8.7 11.3 1.2 1.0 1.2 1.1 1.4 1.6 1.4 1.7 1.6 2.2 SA region SA gold Driefontein Local procurement Driefontein 2019 2020 2021 2022 2023 Spend on supplier development (Rm) 3 4 21 4 14 Driefontein 2019 2020 2021 2022 2023 Spend on SLP and CSR (Rm) 353 340 426 411 464 362 377 414 407 465 4 8 10 14 12 SA gold (SLP) SLP spend Driefontein CSR spend Driefontein 2019 2020 2021 2022 2023 DRIEFONTEIN – SUMMARY OF IMPACT 2023 CONTINUED SAFETY AND ENVIRONMENTAL IMPACT FATALITIES AND LOST TIME INJURY FREQUENCY RATE CARBON FOOTPRINT AND DUST ELECTRICITY CONSUMPTION POTABLE WATER PURCHASED OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 38 Number of fatalities and LTIFR per million hours worked 0 4 13 2 8 0 1 1 1 35.48 5.87 5.87 5.16 4.55 SA gold Driefontein Driefontein LTIFR 2019 2020 2021 2022 2023 Carbon footprint scope 1 and 2 (000tCO₂e) 4,083 3,835 4,020 3,272 3347 1,290 1,206 1,231 1,260 1,244 SA gold Driefontein 2019 2020 2021 2022 2023 Electricity consumption and energy intensity 3.41 3.39 3.47 2.85 3.08 1.14 1.16 1.16 0.97 1.22 4.60 2.32 1.53 2.36 2.22 SA gold TWh Driefontein TWh Energy intensity GJ/tonne milled 2019 2020 2021 2022 2023 Potable water purchased ML 8,735 7,567 6,288 5,351 5,124 452 343 241 525 805 SA gold ML Driefontein ML 2019 2020 2021 2022 2023 2023 achieved a 98% dust compliance level for SA gold 100 100 100 100 Driefontein (% compliance) Q1 Q2 Q3 Q4 Climate change-related physical risks Tailings storage facilities Through a scenario analysis, with a 40C warming potential by 2050, it was predicted that temperate windstorms may cause property damage at Driefontein. Further, by 2050, droughts and heatwaves have the potential to cause 7.4 days of business disruption at this operation. Scan for detailed information on tailings storage facilities OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 39 BEATRIX 2023 Beatrix is a mature, shallow to intermediate level underground gold operation, which is located near the towns of Welkom and Virginia, approximately 280km south-west of Johannesburg, in the Free State province of South Africa.* * More information available, www.sibanyestillwater.com/ business/southern-africa/ gold-operations/beatrix/

BEATRIX – SUMMARY OF IMPACT 2023 ECONOMIC IMPACT TRAINING AND DEVELOPMENT SALARIES AND WAGES WORKFORCE NUMBERS EMPLOYEE PERSONAL TAX Total training expenditure at Beatrix since 2019: R573m (US$31.13m) For 2023, Beatrix: 35 bursars 20 internships 68 employees received AET Total salaries and wages paid to our employees in 2023: R2.20bn (US$0.12m) at Beatrix 18,485 direct jobs created between 2019 – 2023 4,235 indirect jobs created between 2019 – 2023 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 40 Training and development investment (Rbn) 0.7 0.8 1.0 1.1 1.0 0.3 0.3 0.4 0.4 0.5 0.1 0.1 0.1 0.1 0.1 SA region SA gold Beatrix 2019 2020 2021 2022 2023 Salaries and wages 2019–2023 (Rbn) 18.0 19.9 22.5 21.8 24.6 7.4 8.1 9.3 7.9 9.5 1.5 1.4 1.8 1.4 2.2 SA region SA gold Beatrix 2019 2020 2021 2022 2023 Employee personal tax contribution (Rm) 232.9 234.8 306.9 232.1 289.4 Beatrix 2019 2020 2021 2022 2023 Number of employees (including contractors) 2019 – 2023 (Rbn) 73,017 77,328 77,146 76,939 75,339 28,921 30,943 31,142 30,507 27,934 6,374 6,577 6,555 6,218 5,085 735 1,579 1,868 1,694 1,183 SA region SA gold Beatrix employees Beatrix contractors 2019 2020 2021 2022 2023 BEATRIX – SUMMARY OF IMPACT 2023 CONTINUED ECONOMIC IMPACT INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS BLACK ECONOMIC EMPOWERMENT (BEE) PROCUREMENT1 SUPPLIER DEVELOPMENT2 SOCIAL INVESTMENT Total capital expenditure at Beatrix to sustain and grow our operations since 2019: R2.2bn (US$120m) In 2023, 21.82% of the local SA gold procurement spent was from the Beatrix operations On average R18.8m indirect economic benefit was generated development between 2019 – 2023 In 2023, Beatrix: 29 community members trained on AET 26 community members received portable skills 1. Mining Charter III require inclusion of HDPs (historically disadvantaged persons), black women, and youth in the economy through procurement. 2. Develop sustainable suppliers from host communities through enterprise development initiatives, contract support, mentorship and coaching OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 41 Annual capital expenditure 2019 – 2023(Rbn) 4.3 5.2 8.2 9.7 12.4 2.1 3.0 4.4 4.6 6.7 0.3 0.4 0.7 0.4 0.4 SA region SA gold Beatrix 2019 2020 2021 2022 2023 BEE procurement spend (Rbn) 15 13 16 21 25 0.9 0.5 1.0 0.8 0.8 1.3 0.8 1.4 1.2 1.3 SA region SA gold Beatrix Local procurement Beatrix 2019 2020 2021 2022 2023 Spend on supplier development (Rm) 5 12 19 7 4 Beatrix 2019 2020 2021 2022 2023 Spend on SLP and CSR (Rm) 953 945 1,151 1,097 1,218 214 231 301 254 262 2 8 7 9 23 SA gold (SLP) SLP spend Beatrix CSR spend Beatrix 2019 2020 2021 2022 2023 BEATRIX – SUMMARY OF IMPACT 2023 CONTINUED SAFETY AND ENVIRONMENTAL IMPACT FATALITIES AND LOST TIME INJURY FREQUENCY RATE CARBON FOOTPRINT AND DUST ELECTRICITY CONSUMPTION POTABLE WATER PURCHASED OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 42 Climate change related physical risks Tailings Storage Facilities Through a scenario analysis, with a 40C warming potential by 2050 it was predicted that riverine flood and temperate windstorm may cause property damage at Beatrix. The northern part of the operation most at risk for flooding. Further by 2050, droughts and heatwaves have the potential to cause 7 days of business disruption at this operation. Scan for detailed information on tailings storage facilities Electricity consumption and energy intensity 3.41 3.39 3.47 2.85 3.08 0.49 0.50 0.53 0.42 0.36 0.88 1.03 0.80 1.47 0.73 SA gold TWh Beatrix TWh Energy intensity GJ/tonne milled 2019 2020 2021 2022 2023 Potable water purchased ML 8,735 7,567 6,288 5,351 5,124 2,331 2,179 2,181 2,090 1,881 SA gold ML Beatrix ML 2019 2020 2021 2022 2023 2023 achieved a 98% dust compliance level for SA gold 100 100 100 100 Beatrix (% compliance) Q1 Q2 Q3 Q4 Number of fatalities and LTIFR per million hours worked 0 4 13 2 8 0 2 6 0 0 4.94 7.49 7.23 5.74 10.32 SA gold Beatrix Beatrix LTIFR 2019 2020 2021 2022 2023 Carbon footprint scope 1 and 2 (000tCO₂e) 4,083 3,835 4,020 3,272 3,347 927 837 849 725 576 SA gold Beatrix 2019 2020 2021 2022 2023 SA PGM REGION OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 43 SA PGM region – Summary of Impact 2023 44 Kroondal 45 Rustenburg 49 Marikana 53

SA PGM – SUMMARY OF IMPACT 2023 Our three PGM mining operations in South Africa are all located in the Bojanala Platinum District Municipality in the North West Province, specifically within the Rustenburg and Madibeng local municipalities, which have a combined population of 1.2 million people. The mining industry is the largest employer, providing 35% of total employment in the province. The SA PGM operations have a workforce of 47,405. At our SA PGM operations, socioeconomic impact is also delivered through our SLP and CSR programmes, in which strategic partnerships remain key. For example, as part of our economic renewal efforts, the Marikana Agri-Hub managed and operated by the Mineworkers Development Agency is a model agribusiness operation. Limiting the impact on the environment is important for the business, and with the SA PGM operations being located in a water-stressed region, water management is crucial. Water management initiatives in the region include optimising water recovery from tailings storage facilities through scavenger wells and the integration of Marikana with the Kroondal-Rustenburg footprint to balance water requirements across the area. We also continue to accelerate our decarbonisation efforts. OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 44 R56bn revenue generated by our SA PGM operations in 2023 Economic impact 2023 Environmental impact R5.6bn (US$307m) (Capital expenditure) Invested in the long-term viability of our SA PGM operations • 3045 000t GHG emitted • 26,072 ML water used • 83.77% of general waste recycled, reused and refurbished EMPLOYEES, TRAINING AND DEVELOPMENT 2023 Salaries and wages paid R15.2bn (US$823m) Post year end, we concluded the restructuring process at the SA PGM operations and of the 4,095 employees and contractors potentially affected only 852 could not be accommodated. • The SA PGM operations trained 349 of the 871 mining learners and 291 of the 558 engineering learners • 471 of the 929 cadets • 276 of 580 bursars • 218 of the 380 interns Training and development R582m (US$32m) COMMUNITIES 2023 Socioeconomic development (SED) R473m (US$29m) Social and labour plan (SLP) projects R0.98bn (US$60m) In 2023, the SLP spend for SA PGM: • R33 million on local economic development projects • R93 million on human resource development for communities • R488 million on employee development • R369 million on housing and living conditions CSR spend R347m • 307 community learners (391 SA region) received portable skills • 139 community members received Adult Education Training, 257 SA region OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 45 KROONDAL 2023 The Kroondal operation is situated in the magisterial district of Rustenburg, approximately 120km north-west of Johannesburg and about 120km west of Pretoria (Tshwane) in the North West province of South Africa. * More information available, www.sibanyestillwater.com/ business/southern-africa/pgm- operations/kroondal/ KROONDAL – SUMMARY OF IMPACT 2023 ECONOMIC IMPACT TRAINING AND DEVELOPMENT SALARIES AND WAGES WORKFORCE NUMBERS EMPLOYEE PERSONAL TAX Total training expenditure at Kroondal since 2019: R1bn (US$63m) For 2022 Kroondal: 30 bursars 6 internships 92 employees received AET Total salaries and wages paid to our employees in 2023: R2.55bn (US$0.14m) at Kloof 26,684 direct jobs created between 2019 – 2023 5,422 indirect jobs created between 2019 – 2023 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 46 Training and development investment (Rbn) 0.7 0.8 1.0 1.1 1.0 0.4 0.5 0.5 0.7 0.6 0.1 0.8 0.1 0.1 0.1 SA region SA PGM Kroondal 2019 2020 2021 2022 2023 Salaries and wages 2019 – 2023 (Rbn) 18.0 19.9 22.5 21.8 24.6 10.6 11.8 13.3 14.0 15.2 1.7 1.9 2.1 2.1 2.5 SA region SA PGM Kroondal 2019 2020 2021 2022 2023 Employee personal tax contribution (Rm) 441.4 380.2 479.4 497.4 481.6 Kroondal 2019 2020 2021 2022 2023 Number of employees (including contractors) 2019 – 2023 55,435 73,017 77,328 77,146 76,939 44,096 46,385 46,004 46,432 47,405 5,445 5,489 5,397 5,312 5,088 1,904 3,155 3,139 2,832 2,966 SA region SA PGM Kroondal employees Kroondal contractors 2019 2020 2021 2022 2023 KROONDAL – SUMMARY OF IMPACT 2023 CONTINUED ECONOMIC IMPACT INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS BLACK ECONOMIC EMPOWERMENT (BEE) PROCUREMENT1 SUPPLIER DEVELOPMENT2 SOCIAL INVESTMENT Total capital expenditure at Kroondal to sustain and grow our operations since 2019: R1.2bn (US$68m) In 2023, 18.32% of the local SA PGM procurement spent was from the Kroondal operations On average R10m indirect economic benefit was generated development between 2019 – 2023 In 2023, at Kroondal: 4 community members trained on AET 63 community members received portable skills 58 cadets were trained 1. Mining Charter III require inclusion of HDPs (historically disadvantaged persons), black women, and youth in the economy through procurement. 2. Develop sustainable suppliers from host communities through enterprise development initiatives, contract support, mentorship and coaching OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 47 BEE procurement spend (Rbn) 11 15 13 16 21 13.7 8.2 10.6 12.7 11.3 2.7 1.9 2.5 2.8 2.7 3.1 2.3 2.9 3.2 3.1 SA region SA PGM Kroondal Local procurement Kroondal 2018 2019 2020 2021 2022 Spend on supplier development (Rm) 0 9 8 3 5 Kroondal 2019 2020 2021 2022 2023 Spend on SLP and CSR (Rm) 395 64 934 1,098 984 79 81 89 147 108 0.0 0.1 7.5 4.3 50 SA PGM (SLP) SLP spend Kroondal CSR spend Kroondal 2019 2020 2021 2022 2023 Annual capital expenditure 2018 – 2022 (Rbn) 4.3 5.2 8.2 9.7 12.4 2.2 2.2 3.8 5.1 5.6 0.2 0.2 0.3 0.3 0.3 SA region SA PGM Kroondal 2019 2020 2021 2022 2023

KROONDAL – SUMMARY OF IMPACT 2023 CONTINUED SAFETY AND ENVIRONMENTAL IMPACT FATALITIES AND LOST TIME INJURY FREQUENCY RATE CARBON FOOTPRINT AND DUST ELECTRICITY CONSUMPTION POTABLE WATER PURCHASED OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 48 Number of fatalities and LTIFR per million hours worked 6 5 6 3 2 0 1 2 0 0 4 7 4.87 3.01 3.40 SA PGM Kroondal Kroondal LTIFR 2019 2020 2021 2022 2023 Carbon footprint scope 1 and 2 (000tCO₂e) 3,148 2,601 3,023 3,123 3,045 402 358 506 475 357 SA PGM Kroondal 2019 2020 2021 2022 2023 Electricity consumption and energy intensity 2.22 2.42 2.75 2.88 2.90 0.30 0.26 0.37 0.35 0.33 0.17 0.20 0.23 0.25 0.27 SA PGM TWh Kroondal TWh Energy intensity GJ/tonne milled 2019 2020 2021 2022 2023 Potable water purchased (ML) 13,860 12,372 12,027 12,051 12,693 1,853 1,503 1,134 1,165 882 SA PGM Kroondal 2019 2020 2021 2022 2023 2023 SA PGM achieved 96% dust compliance 83 91 85 85 Kroondal (% compliance) Q1 Q2 Q3 Q4 Climate change related physical risks Tailings Storage Facilities Through a scenario analysis, with a 40C warming potential by 2050 it was predicted that riverine flood and temperate windstorm may cause property damage at Kroondal. Riverine flooding is expected to have the largest impact in the north east corner of the operations. Further by 2050, droughts and heatwaves have the potential to cause 4 days of business disruption at this operation. Scan for detailed information on tailings storage facilities OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 49 RUSTENBURG 2023 The Rustenburg operation is located in the North West province, north-east of Rustenburg, 123km west of Pretoria and 126km north-west of Johannesburg. * More information available, www.sibanyestillwater.com/ business/southern-africa/pgm- operations/rustenburg/ RUSTENBURG – SUMMARY OF IMPACT 2023 ECONOMIC IMPACT TRAINING AND DEVELOPMENT SALARIES AND WAGES WORKFORCE NUMBERS EMPLOYEE PERSONAL TAX Total training expenditure at Rustenburg since 2019: R462m (US$12m) For 2023, Rustenburg: 106 bursary 172 internships 157 employees received AET Total salaries and wages paid to our employees in 2023: R5.85bn (US$0.32m) at Rustenburg 37,390 direct jobs created between 2019 – 2023 8,021 indirect jobs created between 2019 – 2023 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 50 Training and development investment (Rbn) 0.7 0.8 1.0 1.1 1.0 0.4 0.5 0.5 0.7 0.6 0.2 0.2 0.2 0.3 0.2 SA region SA PGM Rustenburg 2019 2020 2021 2022 2023 Salaries and wages 2019 – 2023 (Rbn) 18.0 19.9 22.5 21.8 24.6 10.6 11.8 13.3 14.0 15.2 3.7 3.5 4.2 4.3 5.9 SA region SA PGM Rustenburg 2019 2020 2021 2022 2023 Employee personal tax contribution (Rm) 794.6 685.2 873.2 904.2 982.7 Rustenburg 2019 2020 2021 2022 2023 Number of employees (including contractors) 2019 – 2023 73,017 77,328 77,146 76,939 75,339 44,096 46,385 46,004 46,432 47,405 11,458 12,378 12,809 12,648 12,603 1,704 3,047 3,283 2,980 3,269 SA region SA PGM Rustenburg employees Rustenburg contractors 2019 2020 2021 2022 2023 RUSTENBURG – SUMMARY OF IMPACT 2023 CONTINUED ECONOMIC IMPACT INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS BLACK ECONOMIC EMPOWERMENT (BEE) PROCUREMENT1 SUPPLIER DEVELOPMENT2 SOCIAL INVESTMENT Total capital expenditure at Rustenburg to sustain and grow our operations since 2019: R5.5bn (US$299m) In 2023, 43.76% of the local SA PGM procurement spent was from the Rustenburg operations On average R32m indirect economic benefit was generated through development between 2019 – 2023 In 2023, Rustenburg: 81 community members trained on AET 169 community members received portable skills 161 cadets were trained 1. Mining Charter III require inclusion of HDPs (historically disadvantaged persons), black women, and youth in the economy through procurement. 2. Develop sustainable suppliers from host communities through enterprise development initiatives, contract support, mentorship and coaching OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 51 Annual capital expenditure 2019 – 2023 (Rbn) 4.3 5.2 8.2 9.7 12.4 2.2 2.2 3.8 5.1 5.6 0.8 0.7 1.2 1.4 1.3 SA region SA PGM Rustenburg 2019 2020 2021 2022 2023 BEE procurement spend (Rbn) 15 13 16 21 25 13.7 8.2 10.6 12.7 11.3 3.4 2.9 3.7 5.4 6.14.2 3.6 6.0 6.7 7.5 SA region SA PGM Rustenburg Local procurement Rustenburg 2019 2020 2021 2022 2023 Spend on supplier development (Rm) 10 16 24 12 18 Rustenburg 2019 2020 2021 2022 2023 Spend on SLP and CSR (Rm) 639 773 934 1,098 984 347 337 419 479 487 0.1 1.9 37.2 5.7 85 SA PGM (SLP) SLP spend Rustenburg CSR spend Rustenburg 2019 2020 2021 2022 2023

RUSTENBURG – SUMMARY OF IMPACT 2023 CONTINUED SAFETY AND ENVIRONMENTAL IMPACT FATALITIES AND LOST TIME INJURY FREQUENCY RATE CARBON FOOTPRINT AND DUST ELECTRICITY CONSUMPTION POTABLE WATER PURCHASED OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 52 Number of fatalities and LTIFR per million hours worked 6 5 6 3 2 4 2 3 1 1 4.55 4.74 5.11 4.01 3.99 SA PGM Rustenburg Rustenburg LTIFR 2019 2020 2021 2022 2023 Carbon footprint scope 1 and 2 (000tCO₂e) 3,148 2,601 3,023 3,123 3,045 1,129 1,017 1,121 1,137 1,103 SA PGM Rustenburg 2019 2020 2021 2022 2023 Electricity consumption and energy intensity 2.22 2.42 2.75 2.88 2.90 1.06 0.98 1.04 1.08 1.07 0.36 0.36 0.33 0.35 0.35 SA PGM TWh Rustenburg TWh Energy intensity GJ/tonne milled 2019 2020 2021 2022 2023 Potable water purchased (ML) 13,860 12,372 12,027 12,051 12,693 3,896 3,591 3,496 3,632 4,061 SA PGM Rustenburg 2019 2020 2021 2022 2023 2023 SA PGM achieved 96% dust compliance 98 100 95 95 Rustenburg (% compliance) Q1 Q2 Q3 Q4 Climate change related physical risks Tailings Storage Facilities Through a scenario analysis, with a 40C warming potential by 2050 it was predicted that temperate windstorm may cause property damage at Rustenburg operations. Riverine flooding is expected to have the largest impact in the south east of the operations. Further by 2050, droughts and heatwaves have the potential to cause 6–7 days of business disruption at this operation. Scan for detailed information on tailings storage facilities OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 53 MARIKANA 2023 The Marikana operations (Western Platinum Limited and Eastern Platinum Limited) are located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. * More information available, www.sibanyestillwater.com /business/southern-africa/ pgm-operations/marikana/ MARIKANA – SUMMARY OF IMPACT 2023 ECONOMIC IMPACT TRAINING AND DEVELOPMENT SALARIES AND WAGES WORKFORCE NUMBERS EMPLOYEE PERSONAL TAX Total training expenditure at Marikana since 2019: R1,160m (US$63m) For 2023, Marikana: 140 bursars 40 internships 229 employees received AET Total salaries and wages paid to our employees in 2023: R8.56bn (US$0.46bn) at Marikana 56,630 direct jobs created between 2019 – 2023 11,419 indirect jobs created between 2019 – 2023 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 54 Employee personal tax contribution (Rm) 1,618.4 1,141.6 1,293.6 1,319.3 1,422.6 Marikana 2019 2020 2021 2022 2023 Number of employees (including contractors) 2018 – 2022 55,435 73,017 77,328 77,146 76,939 44,096 46,385 46,004 46,432 47,405 20,200 18,461 17,963 18,800 18,960 3,385 3,855 3,413 3,860 4,519 SA region SA PGM Marikana employees Marikana contractors 2019 2020 2021 2022 2023 Training and development investment (Rbn) 0.7 0.8 1.0 1.1 1.0 0.4 0.5 0.5 0.7 0.6 0.2 0.2 0.2 0.3 0.2 SA region SA PGM Marikana 2019 2020 2021 2022 2023 Salaries and wages 2019 – 2023 (Rbn) 18.0 19.9 22.5 21.8 24.6 10.6 11.8 13.3 14.0 15.2 4.8 6.9 6.6 6.4 8.6 SA region SA PGM Marikana 2019 2020 2021 2022 2023 MARIKANA – SUMMARY OF IMPACT 2023 CONTINUED ECONOMIC IMPACT INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS BLACK ECONOMIC EMPOWERMENT (BEE) PROCUREMENT1 SUPPLIER DEVELOPMENT2 SOCIAL INVESTMENT Total capital expenditure at Marikana to sustain and grow our operations since 2019: R12bn (US$650m) In 2023, 37.92% of the local SA PGM procurement spent was from the Marikana operations On average R54m indirect economic benefit was generated through development between 2019 – 2023 In 2023, Marikana: 54 community members trained on AET 75 community members received portable skills 252 cadets were trained 1. Mining Charter III require inclusion of HDPs (historically disadvantaged persons), black women, and youth in the economy through procurement. 2. Develop sustainable suppliers from host communities through enterprise development initiatives, contract support, mentorship and coaching OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 55 Annual capital expenditure 2019– 2023 (Rbn) 4.3 5.2 8.2 9.7 12.4 2.2 2.2 3.8 5.1 5.6 1.2 1.2 2.25 3.4 3.9 SA region SA PGM Marikana 2019 2020 2021 2022 2023 BEE procurement spend (Rbn) 11 15 13 16 21 13.7 8.2 10.6 12.7 11.3 3.5 4.5 4.1 4.4 5.1 6.4 5.1 6.5 SA region SA PGM Marikana Local procurement Marikana 2019 2020 2021 2022 2023 Spend on supplier development (Rm) 1 2 32 56 45 Marikana 2019 2020 2021 2022 2023 Spend on SLP and CSR (Rm) 395 64 934 1,098 984 214 355 425 425 388 2.4 19.5 36.0 36.0 213 SA PGM (SLP) SLP spend Marikana CSR spend Marikana 2019 2020 2021 2022 2023

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

MARIKANA – SUMMARY OF IMPACT 2023 CONTINUED

SAFETY AND ENVIRONMENTAL IMPACT

FATALITIES AND LOST TIME INJURY FREQUENCY RATE


Number of fatalities and LTIFR per million hours worked
6
3
5
2
7.56
6
1
5.09
3
2
4.94
2
1
2019
2020
2021
2022
2023
SA PGM
Marikana
Marikana LTIFR

CARBON FOOTPRINT AND DUST


Carbon footprint scope 1 and 2 (000tCO2e)
3,148
1,617
3,148
1,195
3,023
1,415
3,123
1,449
3045
1,447
2019
2020
2021
2022
2023
SA PGM
Marikana
2023 SA PGM achieved on 96% dust compliance
100
100
99
99
Q1
Q2
Q3
Q4
Marikana (% compliance)

ELECTRICITY CONSUMPTION


Electricity consumption and energy intensity
2.22
2.42
1.18
0.49
2.75
1.28
0.49
2.88
1.38
0.53
2.90
1.43
0.50
2019
2020
2021
2022
2023
SA PGM TWh
Marikana TWh
Energy intensity GJ/tonne milled

POTABLE WATER PURCHASED


Potable water purchased (ML)
13,860
12,372
7,278
12,027
7,397
12,051
7,254
12,693
7,750
2019
2020
2021
2022
2023
SA PGM
Marikana

Climate change related physical risks

Through a scenario analysis, with a 4°C warming potential by 2050 it was predicted that riverine flood may cause property damage at Marikana operations. Riverine flooding is expected to have tan impact on all the assets at this operations. Further by 2050, droughts and riverine flood have the potential to cause 7 days of business disruption at this operation.

Tailings Storage Facilities

Scan for detailed information on tailings storage facilities

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 56

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LABOUR SENDING AREAS

In South Africa, our most significant labour-sending area is the Eastern Cape, where many employees have historically resided. In 2023, 29% of our SA region's workforce originates from the Eastern Cape.



SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 57

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Over the years Sibanye-Stillwater has invested in community development projects which include schools and agricultural programmes in the Eastern Cape.

The areas in which we are active are the Chris Hani, Alfred Nzo, OR Tambo and Amahlathi district municipalities. The towns on which we focus have a combined population of around 700,000 and include, among others, Engcobo, Lady Frere, Idutywa and Matatiele.

Sibanye-Stillwater has optimised its partnership with the National Wool Growers Association by supporting sheep farmers in the Eastern Cape in entering the wool production market.

Since 2019, we constructed nine shearing sheds in areas where we used to historically source labour from. This will enable miners to be able to sustain themselves post-employment and their communities to participate in economic activities. The sheds have been constructed in the OR Tambo and Chris Hani District Municipalities.

A 2012–2016 backlog project in the Eastern Cape (JS Skenjana senior secondary school in Idutywa) was completed in December 2022, and handed over in April 2023. The construction of the school was funded by Sibanye-Stillwater and R65 million was invested to accommodate 1,600 learners in grades 7 to 9 and to build 33 classrooms, science and computer laboratories, media and nutrition centres and a recycling area at the school.





As distinct from our legislated SLP commitments, we also benefit communities through CSI (also referred to as CSR). In 2023, our CSI focus areas were: **welfare of vulnerable people** (women, children, and persons living with disabilities); **education; youth development; health; sports; and food security**. In 2023, we have built school ablution facilities in seven schools in the Eastern Cape, as part of the Presidential Sanitation Appropriate for Education (SAFE) programme.

Sibanye-Stillwater continues to provide for employees who become paralysed as a result of work-related injuries, by renovating/adapting their homes for their needs. Injured employees want to return to where they originally came from and our home upgrades extend to labour sending areas. These projects include building and renovating homes, as well as widening doorways, ramps and pathways to help beneficiaries move around their homes with ease.


EASTERN CAPE
Mount Ayliff
Lady Frere
Cala
Libode
Mqanduli
Cofimvaba
Idutywa
Komga
East London
Gqeberha



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US REGION 2023

The Stillwater (including Stillwater east) and East Boulder mines are underground mining operations, located near the towns of Nye and McLeod in Montana, US.*



* More information available, www.sibanyestillwater.com/business/americas/pgm-operations-americas/

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 59

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US REGION – SUMMARY OF IMPACT 2023

US$1.3bn (R24bn) in revenue generated by our US operations in 2023

Economic impact 2023

US$371m (R6.8bn)

Invested in the long-term viability of our US operations (Capital expenditure)

Environmental impact

- **224 000t** GHG emitted
- **286 ML** water used
- **45%** of general waste reused, recycled and/or refurbished
- Reldan, an industrial and electronic waste processing business, was acquired by Sibanye-Stillwater on 18 March 2024

EMPLOYEES, TRAINING AND DEVELOPMENT 2023

Salaries and wages paid

US$277m (R5.1bn)

- Recorded 98,571 training hours
- Our effort in learning and development was focused on implementation of a Learning Management system

Training and development

US$3.6m (R66.3m)

COMMUNITIES 2023

Corporate Social Responsibility Expenditure

US$0.40m (R7.37m)

Our Community Giving Team is led by employees and is committed to supporting charitable and non-profit interests in and around the communities in which our employees live and work.

In 2023 the spend on community giving were:

- **US$0.19 million** on community projects
- **US$0.11 million** on education
- **US$0.06 million** on emergency and rural healthcare services
- **US$0.04 million** on environmental stewardship

In May 2017, Sibanye-Stillwater embarked on a transformative journey with the acquisition of the US-based Stillwater Mining Company, marking a significant milestone in the company's history. This acquisition facilitated geographic diversification into the Americas and ushered in a new era of sustainability and responsibility. With a focus on autocatalyst recycling, Sibanye-Stillwater is pioneering a circular economy model that not only meets the demands of today but also ensures a sustainable future for generations to come. Autocatalyst recycling has emerged as a cornerstone in the global supply chain of platinum group metals (PGMs), including platinum, palladium, and rhodium. This process helps offset the demand for these critical metals by extracting and reusing them from end-of-life vehicles and other sources. With advancements in recycling technology, the industry has witnessed efficient recovery of PGMs, contributing significantly to the overall supply. Recycling plays a crucial role in reducing the pressure on primary mining operations, thereby fostering a more sustainable source of these metals. Compared to traditional primary PGM ounces, the recycling segment emits significantly less CO_2, uses minimal water, and generates substantially less waste. In fact, the production of the same amount of metal through recycling emits 6 times less CO2, uses 63 times less water, and generates 90 times less rock waste compared to our US PGM mining operations, underscoring the environmental superiority of recycling.

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US REGION – SUMMARY OF IMPACT 2023

ECONOMIC IMPACT

TRAINING AND DEVELOPMENT

Training and development investment in employees (US$m)


46.9
53.3
72.9
71.0
60.7
3.3
5.6
5.7
5.2
3.6
2019
2020
2021
2022
2023
Group
US operations

Total training expenditure at US operations since 2019:

US$23m (R431m)

SALARIES AND WAGES

Salaries and wages 2019 – 2023 (US$bn)


1.5
1.4
1.8
1.6
1.7
0.2
0.2
0.2
0.3
0.3
2019
2020
2021
2022
2023
Group
US operations

Total salaries and wages paid to our employees and contractors since 2019:

US$1bn (R18bn)

Income derived from employment makes up about **82% of the additional income** Montana households receive

WORKFORCE NUMBERS

Number of employees (including contractors) 2019 – 2023


2,661
2,842
2,904
2,677
1,975
675
710
716
712
534
2019
2020
2021
2022
2023
US region total
US Stillwater
US East Boulder

The operations of the mining complex ultimately **support 11,334 jobs across the state. More than US$1.1 billion in annual income** is received by Montana households as a result of Sibanye-Stillwater

EMPLOYEE PERSONAL TAX

Employee tax contribution (US$m)


13.7
15.3
16.7
16.6
17.2
2019
2020
2021
2022
2023
Employer taxes paid

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 61

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

US REGION – SUMMARY OF IMPACT 2023 CONTINUED

ECONOMIC IMPACT

INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS

Annual capital expenditure 2019 – 2023 (Rbn)


7.1
9.6
12.7
12.7
22.1
3.4
4.4
4.6
5.4
6.8
2019
2020
2021
2022
2023
Group
US operations

LOCAL PROCUREMENT

Local procurement (US$m)


31
23
51
103
93
223
212
256
46
46
2019
2020
2021
2022
2023
Local procurement
% of total procurement is local

RECYCLING REVENUE

Revenue from recycling (US$m)


562
1,004
2,473
2,182
814
2019
2020
2021
2022
2023
US recycling revenues

SOCIAL INVESTMENT

CSI 2019 – 2023 (US$m)


0.4
0.4
0.4
0.4
0.4
2019
2020
2021
2022
2023
US region

Total capital expenditure at US operations to sustain and grow our operations since 2019: **US$1.3bn (R24.6bn)**

Sibanye-Stillwater's **US$6.12 billion** addition to Montana's total economic output accounts for nearly **6%** of Montana's entire economic output – as determined by the Bureau of business and economic research

It is crucial to emphasise the significance of autocatalytic converters in mitigating air emissions from internal combustion engines. These autocatalytic converters, housing precious metal catalysts, are pivotal in curbing detrimental pollutants like carbon monoxide, hydrocarbons, and nitrogen oxides. By adhering to stringent emissions standards and regulations, autocatalytic converters facilitate vehicle compliance with environmental mandates, thereby promoting the development of cleaner automotive technologies and catalyzing innovation in air emissions control systems.

Autocatalytic converters contribute to mitigating several environmental and climate-related issues by reducing harmful emissions from vehicles. By targeting pollutants like carbon monoxide, hydrocarbons, and nitrogen oxides, these converters indirectly affect greenhouse gas emissions, thereby aiding in the global effort to combat climate change, a philosophy aligned with the Sibanye-Stillwater purpose to Safeguard global sustainability through our metals. Additionally, by improving local air quality and reducing the emission of harmful pollutants, autocatalytic converters create healthier and more sustainable urban environments.

Our commitment to autocatalyst recycling exemplifies the Group's dedication to sustainability, innovation, and responsibility. Through its leadership in the recycling industry, the Group not only meets the demands of the present but also ensures a brighter and greener future for generations to come. As the world transitions towards a circular economy, we remain at the forefront, driving positive change and making a lasting impact on the environment and society.

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 62

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

US REGION – SUMMARY OF IMPACT 2023 CONTINUED

SAFETY AND ENVIRONMENTAL IMPACT

FATALITIES AND LOST TIME INJURY FREQUENCY RATE

Number of fatalities and LTIFR per million hours worked


10.13
7.98
6.77
4.03
7.03
6
9
21
5
11
0
0
2
0
1
2019
2020
2021
2022
2023
Group
US operations
US operations LTIFR

CARBON FOOTPRINT AND DUST

GHG emissions scope 1 and 2 CO_2e (000t)


251
259
259
285
224
2019
2020
2021
2022
2023
US region (Scope 1 & 2)

ELECTRICITY CONSUMPTION

Electricity consumption and energy intensity


1.41
1.40
1.35
1.58
1.33
0.35
0.37
0.37
0.37
0.37
0.26
0.28
0.28
0.28
0.28
0.08
0.09
0.09
0.08
0.09
2019
2020
2021
2022
2023
US operations TWh
Stillwater TWh
East Boulder TWh
Energy intensity (GJ/tonne milled)

POTABLE WATER PURCHASED

Potable water purchased (ML)


147
140
69
61
69
114
60
2019
2020
2021
2022
2023
US operations
% water recycled

Montana achieves excellence

Sibanye-Stillwater was recognised for environmental compliance and stewardship at the Stillwater and East Boulder Mines. The American Exploration and Mining Association (AEMA) presented the Group with the 2023 Environmental and Sustainability Excellence Award.

The AEMA highlighted the strength of the tailings storage facilities (TSFs) (and related infrastructure) at both mine locations during the floods of 2022, including Stillwater's main TSF, which withstood record amounts of rainfall and melting snow. AMEA acknowledged that Sibanye-Stillwater's foresight in building durable TSF (surpassing local regulatory standards) ensured that the flooding did not lead to damage of local ecology. The US PGM operations was also commended for the use of biodiversity monitoring and impact assessments to reduce its environmental footprint.

No net loss from baseline


79.0
8.8
21.0
84.0
10.5
16.0
East boulder
Stillwater
% Negative
% Change from baseline
% Positive

Climate change related physical risks

Through a scenario analysis, with a 4°C warming potential by 2050 it was predicted that riverine flooding with offset by a reduction in freeze thaw damage stays relatively consistent over time for the Columbus MET Complex with a potential of two days of business interruption. The scenario analysis indicated that for the East Boulder operations almost all damage is as a result of freeze thaw that might decrease over time. Stillwater is exposed to freeze damage and temperate windstorms. The potential business interruption at Stillwater and East Boulder is just over two days.

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 63

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

EUROPEAN REGION 2023

Sibanye-Stillwater's Keliber lithium project is a development project, located in the Central Ostrobothnian area, Kaustinen, Kokkola and Kruunupyy municipalities, in western Finland.

The Sandouville nickel refinery is located near Le Havre, France's second largest industrial port.



* More information available, www.sibanyestillwater.com/business/europe/

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 64

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

EUROPEAN REGION – SUMMARY OF IMPACT 2023

US$164m (R3bn) revenue generated by Sandouville in 2023

Economic impact 2023

US$148m (R2.7bn) Invested in the long-term viability of our EU operations (Capital expenditure)

Environmental impact

- **14.5 000t** GHG emitted
- **38** ML water used
- **48%** of general waste reused, recycled and/or refurbished

EMPLOYEES, TRAINING AND DEVELOPMENT 2023

Salaries and wages paid **US$20m (R360m)**

Training and development **US$0.2m (R4.3m)**

COMMUNITIES 2023

In 2023, Sandouville continued to support the local La Havre soccer team and promote breast cancer awareness. At Keliber we supported child and youth sport, culture and education programmes as well as repaired the stairs of the Kokkola local Folk Art Center.

Corporate social responsibility expenditure **US$0.05m (R0.9m)**

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 65

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

EU REGION – SUMMARY OF IMPACT 2023

ECONOMIC IMPACT

EMPLOYEE DEVELOPMENT


Training and development investment in employees (US$m)
46.9
53.3
72.9
71.0
.15
60.7
0.2
2019
2020
2021
2022
2023
Group
EU region

Total training expenditure at EU operations in 2023:
US$0.4m (R7.7m)

SALARIES AND WAGES


Salaries and wages 2019 – 2023 (US$bm)
1.5
1.4
1.8
1.6
5.7
1.7
9.5
2019
2020
2021
2022
2023
Group
EU region

Total salaries and wages paid to our employees the last two years:
US$35m (R617m)

WORKFORCE NUMBERS


Number of employees (including contractors) 2019 – 2023
235
200
30
5
356
266
71
19
2019
2020
2021
2022
2023
EU region total
Sandouville
Keliber
EU regional services

Employee taxes paid in 2023 was
US$ 3,163.7m



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OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

EU REGION – SUMMARY OF IMPACT 2023 CONTINUED

ECONOMIC IMPACT

INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS


Annual capital expenditure 2019 – 2023 (US$m)
533
584
861
971
0.1
1,199
0.1
2019
2020
2021
2022
2023
Group
EU region

The construction of the Keliber lithium refinery is on schedule and within budget.

SOCIAL INVESTMENT


CSI 2019 – 2023 (US$)
10,742.6
49,373.4
2019
2020
2021
2022
2023
EU region

In 2023, Sandouville had a total procurement spend of 59,233,000 Euro and sourced 10,745,000 Euro from suppliers based in Normandy (18% locally procured).

Folk Arts Center upgrade


Sibanye Stillwater
KELIBER

Sibanye-Stillwater invested in the Folk Arts Center in Kaustinen.

This unique Folk Arts Center is a treasure trove of tradition and history, an internationally known destination for learning, exhibition and performance that embodies the stories and traditions of Finnish folk culture. But it has been facing some structural challenges.

Among these, the center needed new stairs to maintain the safety and accessibility for visitors. Sibanye-Stillwater invested to upgrade the stairs. This is not just an investment in a building, but also a contribution to preserving and promoting cultural heritage and local arts.

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 67

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

EU REGION – SUMMARY OF IMPACT 2023 CONTINUED

SAFETY AND ENVIRONMENTAL IMPACT

FATALITIES AND LOST TIME INJURY FREQUENCY RATE



Number of fatalities and LTIFR per million hours worked
6
9
21
8.88
5
0
6.14
0
2019
2020
2021
2022
2023
Group
EU region
EU region LTIFR

CARBON FOOTPRINT AND DUST



GHG emissions scope 1 and 2 CO₂e (000t)
6
15
2019
2020
2021
2022
2023
EU region (Scope 1 & 2)



General waste to landfill (tonne)
28,027.1
58,840.5
41,025.1
29,298.0
229.7
2019
2020
2021
2022
2023
Group
Sandouville

ELECTRICITY CONSUMPTION



Electricity consumption and energy intensity
0.04
0.04
EU region TWh
Sandouville TWh
Keliber TWh

WATER PURCHASED



Water purchased (ML)
853
12
2019
2020
2021
2022
2023
EU region
% water recycled

Climate change related physical risks

Through a scenario analysis, with a 4°C warming potential by 2050 it was predicted for Keliber that the decrease in freeze disruption is offset by the increase in disruption due to heatwaves and temperate windstorms that can cause a two-day disruption in 2050. Riverine flooding accounts potentially for majority of property damage to Sandouville, with temperate windstorm also causing minor damage may cause up to seven days of disruption. The south west of the Sandouville operation is at greatest risk from riverine flooding.

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 68

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

AUSTRALIAN REGION 2023

Sibanye-Stillwater's Australian region consists of the Century zinc tailings retreatment operation in Queensland, Australia, which is the largest tailings retreatment operation in Australia and the Mt Lyell Copper Mine in Tasmania, the re-establishment of which is currently being investigated. The Century operations is ranked among the top 15 global zinc producers.



* More information available, www.sibanyestillwater.com/business/australia/

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 69

OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

AUSTRALIAN REGION – SUMMARY OF IMPACT 2023

US$122m (R2.3bn) revenue generated by AUS region in 2023

Economic impact 2023		Environmental impact
US$9m (R165m)	Invested in the long-term viability of our AUS region (Capital expenditure)	• **4,636ML** water withdrawn • **1,527** hectares of land rehabilitated

EMPLOYEES, TRAINING AND DEVELOPMENT 2023

Salaries and wages paid **US$27m (R502m)**

Training and development **US$0.1m (R2.0m)**

COMMUNITIES 2023

Century operations kicked off 2024 with the launch of a traineeship programme. Following community and stakeholder consultation indicating a need for site-based training, a trainee programme was launched in partnership with the Waanyi Joint Venture.

Obligation expenditure through the Gulf Community Agreement **US$0.02m (R0.41m)**

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OUR GEOGRAPHIC PORTFOLIO | OUR PRODUCTS AND MARKETS | CHIEF SUSTAINABILITY OFFICER'S MESSAGE | CELEBRATING SHARED VALUE | SUSTAINABLE DEVELOPMENT GOALS | SUMMARY OF IMPACT 2023 | IMPACT BY OPERATION | GOVERNANCE OF OUR IMPACT

AUSTRALIAN REGION – SUMMARY OF IMPACT 2023

ECONOMIC IMPACT

TRAINING AND DEVELOPMENT



Training and development investment in employees (US$m)
46.9
53.3
72.9
71.0
0.1
60.7
2019
2020
2021
2022
2023
AUS region
Group

Total training expenditure in AUS for 2023: **US$0.11m (R1.96m)**

SALARIES AND WAGES



Salaries and wages 2019 – 2023 (US$bn)
1.5
1.4
1.8
1.6
1.7
0.00
2019
2020
2021
2022
2023
Group
AUS region

Total salaries and wages paid to our employees in 2023: **US$27m (R502m)**

WORKFORCE NUMBERS



Number of employees (including contractors) 2019 – 2023
288
2019
2020
2021
2022
2023
AUS region total

EMPLOYEE PERSONAL TAX



Employee tax contribution (US$m)
7.6
2019
2020
2021
2022
2023
Century

INVESTED IN OPERATING, GROWING AND SUSTAINING OUR BUSINESS



Annual capital expenditure 2019 – 2023 (Rbn)
533
584
861
971
1,199
2019
2020
2021
2022
2023
Group
AUS region

LOCAL PROCUREMENT



Local procurement (US$m)
42
2019
2020
2021
2022
2023
Local procurement
% of total procurement is local

SOCIAL INVESTMENT



Social investment 2019 – 2023 (US$m)
0.02
2019
2020
2021
2022
2023
Obligations under Gulf Agreement

SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 71

AUSTRALIAN REGION – SUMMARY OF IMPACT 2023 CONTINUED SAFETY AND ENVIRONMENTAL IMPACT FATALITIES AND LOST TIME INJURY FREQUENCY RATE ELECTRICITY CONSUMPTION WATER WITHDRAWN Water is used at Century for hydraulic mining as a method of extraction, coupled with a slurry pipeline to transport the produced concentrates to market via the Port of Karumba. Our biggest risk is the failure of our water system assets. Therefore, we have a conditions monitoring and preventative maintenance strategy in place. The system is coupled with real-time and alarm monitoring. OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 72 Number of fatalities and LTIFR per million hours worked 6 9 21 5 11 0 1.90 Group AUS region AUS region LTIFR 2019 2020 2021 2022 2023 Electricity consumption and energy intensity 0.410.39 AUS region TWh Century TWh 2019 2020 2021 2022 2023 Total water withdrawn (ML) 4,636 80 AUS region % water recycled 2019 2020 2021 2022 2023 Climate change related physical risks Through a scenario analysis, with a 40C warming potential by 2050 it was predicted for Century that riverine flood is the primary risk of property damage to the slurry pipeline. Business interruption risk is principally related to drought and water stress, with potential disruption of ten days. Risk to Karumba Port facility and Wunma Barge is driven by coastal flood and tropical windstorm. GOVERNANCE OF OUR IMPACT 2023 BOARD OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 73 Gender 9 Males 4 Females Race and culture 6 Historically disadvantaged people 11 South Africans 2 Other nationalities Independent, non-executives 85% Ultimately responsible for providing effective, responsible and ethical leadership and committed to ensuring that sound governance standards guide all that we do. Also responsible for strategic guidance, and oversight of risk, opportunities and overall performance. Responsibilities include oversight of our economic, social and environmental impact and of their mitigation when required. See www.sibanyestillwater.com/about-us/ leadership/ for Board members’ biographies. In overseeing these impacts, our Board is supported by the following sub-committees: AUDIT COMMITTEE INVESTMENT COMMITTEE NOMINATING AND GOVERNANCE COMMITTEE REMUNERATION COMMITTEE RISK COMMITTEE Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance. Established in February 2021 to discharge a pivotal role in guiding and overseeing the allocation of capital and to oversee the Group’s investment activities. Develops our approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice. Monitors and evaluates effectiveness and composition of the Board and for director and senior executive succession planning. Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the Group and its strategy, and evaluates performance in relation to reward. Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified. SAFETY AND HEALTH COMMITTEE SOCIAL ETHICS AND SUSTAINABILITY COMMITTEE Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining-related accidents and their impacts. The Safety and Health Committee analyses safety incidents to understand the root causes and to evaluate action plans to prevent future occurrences. Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct in our stakeholder relations, together with transformation and inclusive economy targets. Oversees and monitors anti- corruption policy and performance, the Group’s standing as a responsible corporate citizen, particularly in relation to the Code of ethics. Monitors compliance in terms of the UNGC principles. Policies and position statements ESG policy and strategy Code of Ethics Environment Social Governance Position Statements • Air quality • Biodiversity • Climate change • Energy and decarbonisation • Mineral and non- mineral waste • Water conservation and water demand management • Water health management • Tailings stewardship Policy • Human rights • Health and safety • Security • Stakeholder engagement Position Statements • Heritage • Indigenous people, host communities and mining • Land management • Partnership for development • Post-mining Socioeconomic sustainability and closure • Transparency of mineral revenues Policy • Privacy • Compliance management • Ethics and corporate governance • Material stewardship • Responsible business • Risk management • Tax risk management • Policy for responsible sourcing of metals Other • Group tax strategy • Complaints and grievance procedure See www.sibanyestillwater.com/sustainability/reports-policies/ for our policies and position statements BOARD CHARACTERISTICS GOVERNANCE DOCUMENTS AND POLICIES IN PLACE DISCLAIMER Forward-looking statements The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward- looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2023 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2023 on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. Non-IFRS1 measures The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors. 1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) Mineral Resources and Mineral Reserves Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. Websites References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT SIBANYE-STILLWATER GROUP IMPACT SUPPLEMENT 2023 74 OUR GEOGRAPHIC PORTFOLIO OUR PRODUCTS AND MARKETS CHIEF SUSTAINABILITY OFFICER’S MESSAGE CELEBRATING SHARED VALUE SUSTAINABLE DEVELOPMENT GOALS SUMMARY OF IMPACT 2023 IMPACT BY OPERATION GOVERNANCE OF OUR IMPACT